SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: August 13, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the Second Quarter 2004 Report, which appears immediately following this page.

Financial Reporting

Second Quarter 2004 Report
10 August 2004

UBS Financial Highlights

[1]	Operating expenses/operating income less credit loss expense or recovery.

[2]	For the EPS calculation, see Note 8 to the Financial Statements.

[3]	Net profit (annualized)/average shareholders’ equity less dividends.

[4]	Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the UBS Results section.

[5]	Excludes the amortization of goodwill and other intangible assets.

[6]	Details of significant financial events can be found in the UBS Results section on pages 9–10.

[7]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

[8]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.

[9]	Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding for diluted EPS.

[10]	Net profit (annualized) less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income statement key figures
Operating income	9,484	10,295	8,981	(8)	6	19,779	16,749
Operating expenses	6,889	7,206	6,785	(4)	2	14,095	12,959
Operating profit before tax and minority interest	2,595	3,089	2,196	(16)	18	5,684	3,790
Net profit	1,974	2,423	1,537	(19)	28	4,397	2,746
Cost / income ratio (%) [1]	73.7	70.0	75.6			71.7	77.1

Per share data (CHF)
Basic earnings per share [2]	1.85	2.25	1.35	(18)	37	4.11	2.40
Diluted earnings per share [2]	1.78	2.18	1.33	(18)	34	3.99	2.36

Return on shareholders’ equity (%) [3]						26.5	15.1

CHF million, except where indicated				% change from
As at	30.6.04	31.3.04	30.6.03	31.3.04	30.6.03

Balance sheet key figures
Total assets	1,673,807	1,670,033		0
Shareholders’ equity	34,680	37,602		(8)

Market capitalization	98,001	105,857	88,219	(7)	11

BIS capital ratios
Tier 1 (%) [4]	11.8	12.1	12.0
Total BIS (%)	13.3	13.5	14.0
Risk-weighted assets	266,508	262,674	243,032	1	10

Invested assets (CHF billion)	2,231	2,238	2,091	0	7

Headcount (full-time equivalents)
Switzerland	26,314	26,469	27,209	(1)	(3)
Europe (excluding Switzerland)	10,315	10,011	10,063	3	3
Americas	25,364	25,211	25,914	1	(2)
Asia Pacific	4,050	3,939	3,787	3	7
Total	66,043	65,630	66,973	1	(1)

Long-term ratings
Fitch, London	AA+	AA+	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill [5,6]

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Operating income	9,484	10,295	8,820	(8)	8	19,779	16,588
Operating expenses	6,664	6,981	6,547	(5)	2	13,645	12,479
Operating profit before tax and minority interest	2,820	3,314	2,273	(15)	24	6,134	4,109
Net profit	2,199	2,648	1,773	(17)	24	4,847	3,224

Cost / income ratio (%) [7]	71.2	67.8	74.2			69.5	74.9
Basic earnings per share (CHF) [8]	2.06	2.46	1.56	(16)	32	4.53	2.82
Diluted earnings per share (CHF) [9]	1.98	2.38	1.53	(17)	29	4.39	2.77

Return on shareholders’ equity (%) [10]						29.2	17.8

Second Quarter 2004 Report
10 August 2004

Financial Calendar

Publication of Third Quarter 2004 results	Tuesday, 2 November 2004

Publication of Fourth Quarter 2004 results	Tuesday, 8 February 2005

Annual General Meeting	Thursday, 21 April 2005

Publication of First Quarter 2005 results	Tuesday, 3 May 2005

Publication of Second Quarter 2005 results	Tuesday, 9 August 2005

Publication of Third Quarter 2005 results	Tuesday, 1 November 2005

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UBS AG
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Media Relations

Hotline: +41 1 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive Second Quarter 2004 Report

An interactive version of this report can be viewed online in the Second Quarter 2004 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Second Quarter 2004 Report
10 August 2004

Shareholders’ Letter

Dear Shareholders

A natural characteristic of financial markets is change. We have seen clear evidence of this in the first half of the year. The first quarter was marked by a very favorable business environment, while the second saw a slowdown in pace as equity investors became less confident and rising rates and low volatility drove activity out of the fixed income markets.

     In this context, our second quarter performance was strong, with CHF 1,974 million in net profit. It was our second-best quarterly performance since 2000, 19% down from the record first quarter. Our wealth management business performed particularly well with profit 34% up year-on-year as clients’ invested assets rose to CHF 750 billion, the highest level for three years. The quarter-to-quarter swing in market conditions reduced trading-related income by 22% as our Investment Bank reacted to the reduced opportunities by cutting market exposure, taking risk off the table.

Compared to second quarter 2003, net profit rose 28% – or 24%, once goodwill and the gain from the prior-year sale of our Correspondent Services Corporation (CSC) clearing subsidiary are excluded. Operating income grew 6% from a year earlier. Strong fee and commission income, again accounting for more than 50% of our total revenues, more than offset the drop in trading revenues. Our Investment Bank posted excellent results in its corporate advisory business as our clients took advantage of strategic opportunities and favorable financing terms. Asset-based revenues in our wealth and asset management businesses were particularly good, with record levels of investment fund fees. The total level of invested assets rose 7% to CHF 2.2 trillion, driven by the year-on-year recovery in financial markets as well as the CHF 85.7 billion inflow of net new money in the last 12 months. Inflows in second quarter totaled CHF 16.9 billion, with CHF 10.4 billion coming from our wealth management businesses. Our Asian franchise continued to perform strongly, as did our domestic European wealth management business. In addition, our previously troubled private equity business posted another positive quarter.

Our credit businesses benefited from the stable economic environment. They recorded a net recovery of CHF 131 million in the quarter, after net recoveries of CHF 3 million and CHF 1 million in first quarter 2004 and second quarter 2003, respectively.
Total operating expenses were up 2% in second quarter from a year earlier due to an increase in operational risk costs and provisions.
Performance was also strong against our other financial targets. Before goodwill, return on equity for the first half, at 29.2%, was well above our target range of 15-20%. Earnings per share in the quarter were CHF 2.06, up 32% from second quarter 2003.

Our strategy works. It is focused enough to provide us with a distinct profile concentrating on higher than average growth sectors. At the same time, it is broad enough to achieve resilient performance across varying business and market conditions. We have the global scale that is necessary for sustained competitive success, regardless of the path of ongoing consolidation in our industry. We continue to see exciting opportunities for further growth both through market expansion and increasing market share, and will continue to invest in developing our global franchises either through organic growth initiatives or through add-on acquisitions.

One of our major initiatives that encompasses the whole firm is our brand strategy, where our efforts and investments are starting to pay off. For the first time, UBS featured as one of the 100 top brands in the Global Brand Scoreboard, which was published in August by Business-Week. In the survey, which is widely regarded as the marketing industry’s benchmark, UBS ranked as the world’s 45th most valuable brand worth USD 6.5 billion, ahead of many household names.

Outlook – In 2003, our earnings deviated from their usual seasonality, featuring weaker results in the first half of the year. In contrast, the first quarter of this year saw excellent conditions,

providing us with exceptional revenue opportunities. Such favorable combinations can’t last – opportunities have to be captured as they arise. However, our diversified business mix helps us to perform strongly across varying market conditions. In second quarter, for instance, strong asset-based fees have helped us to balance reduced trading-driven revenues.

While investor sentiment has recovered from the very low levels of last year, it still remains cautious. Combined with directionless markets and the expectation of rising interest rates, this may continue to dampen levels of market activity. Since many of our businesses, especially our Investment Bank, have this activity as an important driver, we should expect a return to a more normal seasonal pattern this year, with second half revenues not matching those in the first half.

10 August 2004

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS Results
10 August 2004

UBS Results

Initiatives and achievements

Integrated IT infrastructure unit successfully launched

On 1 April 2004 our integrated IT infrastructure unit (ITI) covering most IT infrastructure functions across the firm, started to operate as planned. With its launch, approximately 2,350 employees were relocated from the Business Groups to the centralized ITI unit, housed within our Corporate Functions. The transition was smooth, without any disruptions to UBS’s operations. The new unit has set its focus on serving our businesses in a client-driven and cost-efficient way, as well as building towards a consistent technical architecture.
ITI charges the businesses for its services through internal Service Level Agreements (SLAs). This has led to a reclassification of some of the business units’ cost lines, as most IT infrastructure services were previously provided internally, and therefore reported as direct costs (personnel expenses, G&A expenses and depreciation). To further enhance transparency of these charges, we now report them on a separate line called “services to / from other business units”. This new line is a net figure consisting of all inter-business services, the majority of which relate to ITI.

Another year of top Euromoney honors

This year, we again won a series of key Euromoney Awards for Excellence, with the magazine naming us the “Best Investment Bank”, “Best Global Private Bank” and “Best Equity House”. Euromoney said our successful penetration of the key US market has boosted our global stature and put us in a position to work on high-profile deals in M&A, equity underwriting and debt capital markets.
“UBS has achieved what once seemed impossible for any European investment bank: it has broken into the front rank in the US market, source of roughly half the global investment banking fee pool,” Euromoney said.

In giving us the wealth management award, the magazine said we retained our title (won in the inaugural survey in January) because of our extensive client franchise.

“A global presence in wealth management has become a necessity for those wishing to capture the growing market in Asia and onshore Europe, and no institution has managed to broaden its reach quite like UBS,” Euromoney wrote.

Changes in accounting and presentation

Motor-Columbus consolidation

In July, we completed the acquisition of a 20% stake in Motor-Columbus for a total of CHF 377 million. UBS now holds 55.6% of Motor-Columbus, a Swiss holding company whose most significant asset is a 59.2% ownership interest in Atel, a Swiss-based electricity company. UBS thereby became a controlling shareholder in Atel, and we therefore submitted a mandatory takeover offer to all Atel shareholders that expires on 11 August. By 26 July, 90 Atel shares had been tendered, representing a CHF 108,720 increase in the purchase price for UBS.
Given our majority ownership, we will fully consolidate Motor-Columbus in our financial statements in third quarter 2004, showing it as a separate segment. Due to the increased complexity that this consolidation adds to our financial reporting, we have decided to split the commentary of our results into two parts. Beginning in third quarter, we will provide commentary and analysis of the financial businesses – which include all our current business units – and separate reporting on the new Industrial Holdings unit, consisting of Motor-Columbus. In this way we aim for complete continuity in the presentation and analysis of our core businesses.
In 2003, Motor-Columbus (including Atel’s consolidated results) reported net profit of CHF 143 million and operating income of CHF 5,425 million.

The new reporting structure from third quarter 2004 onwards is shown in detail in the graphic above.

Update on IFRS 2 (Share-based Payment)

In February 2004, the International Accounting Standards Board (IASB) issued IFRS 2, Share-based Payment. Effective 1 January 2005, IFRS 2 will govern the accounting of share-based payments (share awards and options). IFRS 2 will require entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period.
The standard distinguishes between awards that are settled by distribution of equity instruments (equity-settled) and awards that are settled by distribution of cash or other assets (cash-settled). The fair value of an equity-settled award should be measured at grant date and recognized over the service period based on the best estimate of the number of instruments that will vest. Ultimately, the total expense recognized will be a product of the number of awards that vest and the fair value of the awards at grant date. Cash-settled share-based payment transactions represent liabilities to the Bank. The fair value of the liability must be continually re-measured and recognized pro-rata over the vesting period. Subsequent to vesting and until settlement, the fair value of the liability will be continually re-measured and any changes in value will be recognized directly in the income statement. The cumulative expense recognized should equal the fair value of the liability at the settlement date.
UBS’s option plans will generally be classified as equity-settled under IFRS 2, although there will be certain exceptions. In particular, share plans issued in 2001 and prior will be considered as cash-settled. Share plans issued subsequent to 2001 are generally considered equity-settled, with certain exceptions that generally relate to countries where equity settlement is not permitted.

The new treatment differs from UBS’s current practice in two ways. First, share awards made as part of annual bonuses will be expensed over their vesting period (usually three years), whereas currently UBS expenses such awards in the year of the corresponding performance, aligning them with the revenue produced. Second, options awards will also be expensed over their vesting period, in contrast to the current practice of disclosing the fair value of such awards at grant, without expensing through the income statement. When publishing our third quarter results, we will provide more guidance on the effect of past awards on past and future accounting periods.

The standard must as a minimum be applied retrospectively to all equity-settled awards issued on or after 7 November 2002 that have not vested by 1 January 2005 and all cash-settled awards that are outstanding on 1 January 2005. Entities are permitted to apply the standard to a broader retrospective time-span if the fair value of the corresponding equity awards has been publicly disclosed. Two years of comparative information (2003 and 2004) must be restated for all grants to which the standard is applied. UBS has elected to adopt the standard on a full retrospective basis. This means that we will apply the new requirements of this standard to all prior period awards which, under the new standard, impact any income statement from 2003 onwards. The opening balance of retained earnings on 1 January 2003 will be adjusted for all income statement effects of these awards prior to 2003.
Along with the adoption of IFRS 2, UBS will implement amended IFRS consolidation rules and retrospectively consolidate the trusts that we use to manage our equity compensation plans. These trusts held approximately 22.4 million UBS shares on 30 June 2004 that had been awarded as compensation to UBS employees and not yet distributed. This consolidation will result in an increase in our holdings of treasury shares.

UBS Results
10 August 2004

However, this will not result in an equal reduction of shareholders’ equity because IFRS 2 also requires the share premium account to be credit-

ed with the total value of share-based compensation expensed but not yet distributed. There will be no impact on Tier 1 Capital.

Performance Against Targets

Year to date (annualized)	30.6.04	31.3.04	30.6.03

RoE (%)
as reported [1]	26.5	29.2	15.1
before goodwill and adjusted for significant financial events [2]	29.2	31.9	17.8

For the quarter ended	30.6.04	31.3.04	30.6.03

Basic EPS (CHF)
as reported [3]	1.85	2.25	1.35
before goodwill and adjusted for significant financial events [4]	2.06	2.46	1.56

Cost / income ratio (%)
as reported [5]	73.7	70.0	75.6
before goodwill and adjusted for significant financial events [6]	71.2	67.8	74.2

Net new money, wealth management units (CHF billion) [7]
Wealth Management	8.2	16.2	6.5
Wealth Management USA	2.2	2.8	3.9

Total	10.4	19.0	10.4

[1]	Net profit/average shareholders’ equity less dividends.

[2]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.

[3]	Details of the EPS calculation can be found in Note 8 to the Financial Statements.

[4]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.

[5]	Operating expenses/operating income less credit loss expense or recovery.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

[7]	Excludes interest and dividend income.

UBS Results 10
August 2004

Results

This is our second best quarterly result since 2000 and follows last quarter’s record performance. Net profit was CHF 1,974 million in second quarter 2004, up 28% from CHF 1,537 million in the same quarter a year earlier. Before goodwill and excluding the CHF 2 million gain from the sale of our clearing subsidiary Correspondent Services Corporation (CSC), sold in second quarter 2003, net profit rose 24%. Our performance was driven by particularly strong asset-based income as equity markets continued to hold up. Revenues were up 6% (excluding the CSC gain, they rose 8%). The 6% drop in income from trading activities reflected a more difficult fixed income environment, but this decline was more than offset by a 12% increase in fee and commission income, again accounting for more than 50% of our total revenues. Asset-based revenues in our wealth and asset management businesses were particularly strong, with the level of their invested assets rising by 6% to CHF 2.0 trillion on 30 June 2004 from CHF 1.9 trillion twelve months earlier. This increase in the asset base was driven by the year-on-year recovery in equity markets as well as the CHF 68.4 billion inflow in net new money attracted during the last 12 months. Our Investment Bank also posted higher revenues, helped by a strong 15% improvement in our investment banking revenues from corporate clients, and a turnaround to profitable private equity results. We also posted an unusually high level of credit recoveries. Total costs rose 2% as general and administrative expenses increased due to the USD 100 million (CHF 128 million) penalty levied by the Federal Reserve (Fed) due to the mishandling of our banknote trading business, and higher operational provisions. Excluding these effects, underlying general and administrative expenses declined, reflecting our ongoing tight cost controls. Personnel, depreciation and amortization expenses all dropped compared to a year ago.

     Annualized return on equity for the first six months of 2004 was 26.5%, compared to 15.1% a year earlier. Basic earnings per share were CHF 1.85 in second quarter 2004, against CHF 1.35 in the same quarter a year earlier. The cost / income ratio was 73.7% in second quarter 2004, down from 75.6% a year earlier.

UBS targets

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

     These adjustments reflect our internal approach to analyzing our results and managing the company, in which SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board (GEB) defines which items are classified as SFEs.
     We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.
     Accordingly, before goodwill and adjusted for significant financial events:
–
For the first six months of 2004, our annualized return on equity was 29.2%, up from 17.8% in the same period a year ago and well above our target range of 15% to 20%. It reflects higher net profit combined with a lower average level of equity due to our continued buyback programs and generous dividend, outpacing retained earnings.

–
Basic earnings per share (EPS) – at its second highest level ever – increased by 32% to CHF 2.06 in second quarter 2004 from CHF 1.56 in the same quarter a year ago. The increase was driven by the sharp rise in net profit as well as the 6% reduction in average number of shares outstanding from our continuous repurchase program.

Invested Assets

	Quarter ended			% change from
CHF billion	30.6.04	31.3.04	30.6.03	31.3.04	30.6.03

UBS	2,231	2,238	2,091	0	7

Wealth Management & Business Banking
Wealth Management	750	737	691	2	9
Business Banking Switzerland	139	139	132	0	5

Global Asset Management
Institutional	338	335	297	1	14
Wholesale Intermediary	257	267	270	(4)	(5)

Investment Bank	1	4	3	(75)	(67)

Wealth Management USA	652	663	622	(2)	5

Corporate Center
Private Banks & GAM	94	93	76	1	24

–
The cost/income ratio was 71.2% in second quarter 2004, an improvement from 74.2% in the same period last year. The improvement was driven by higher revenues in most of our businesses, especially wealth and asset management, as well as the high level of credit recoveries. This was partially offset by higher expenses due to the USD 100 million (CHF 128 million) banknotes-related fine and higher operational provisions.

     Net new money inflows in our wealth management businesses remain very strong, although they were down from the exceptional levels of first quarter 2004. Inflows in second quarter 2004 totaled CHF 10.4 billion, down from CHF 19.0 billion in the previous quarter. The Wealth Management unit attracted CHF 8.2 billion in second quarter 2004, driven by another quarter of healthy inflows into our domestic European wealth management business, which attracted CHF 2.7 billion, as well as contributions from Asian clients. The inflow was lower than the record of CHF 16.2 billion achieved in first quarter 2004, when the market environment led to an exceptional burst of new investment activity. In our Wealth Management USA business, net new money was CHF 2.2 billion in second quarter 2004, down from CHF 2.8 billion in the previous quarter. The decline reflects the uncertain investor sentiment in the US wealth management market, especially at the beginning of the quarter.

Significant financial events

There were no significant financial events in 2004 or first quarter 2003, but there was one significant financial event in second quarter 2003.

Net New Money1

	Quarter ended			Year to date
CHF billion	30.6.04	31.3.04	30.6.03	30.6.04	30.6.03

UBS	16.9	35.1	14.7	52.0	35.4

Wealth Management & Business Banking
Wealth Management	8.2	16.2	6.5	24.4	13.9
Business Banking Switzerland	1.0	1.0	0.6	2.0	2.3

Global Asset Management
Institutional	7.6	10.1	1.1	17.7	5.0
Wholesale Intermediary	(4.6)	(1.4)	1.3	(6.0)	4.7

Investment Bank	0.0	0.0	0.1	0.0	0.1

Wealth Management USA	2.2	2.8	3.9	5.0	7.6

Corporate Center
Private Banks & GAM	2.5	6.4	1.2	8.9	1.8

1 Excludes interest and dividend income.

UBS Results
10 August 2004

Significant Financial Events (SFEs)

For the quarter ended

			Wealth Management
		UBS	USA
CHF million	Income statement line affected	30.6.03	30.6.03

Operating income
As reported		8,981	1,454
Less: Gain on disposal of Correspondent Services Corporation	Other income	161	161

Adjusted operating income		8,820	1,293

Operating expenses
As reported		6,785	1,311
No significant financial events
Adjusted operating expenses		6,785	1,311

Operating profit before tax and minority interests
As reported		2,196	143
SFE adjustments, net		(161)	(161)

Adjusted operating profit / (loss) before tax and minority interests		2,035	(18)

Net profit
As reported		1,537
SFE adjustments, net		(161)
Tax effect of significant financial events, net	Tax expense	159

Adjusted net profit		1,535

Amortization of goodwill and other intangible assets		238

Adjusted net profit before goodwill		1,773

–
We realized a gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of the Wealth Management USA business’s Correspondent Services Corporation (CSC) clearing operation. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and writing down goodwill associated with CSC, the net gain from the transaction was CHF 2 million.

Details of significant financial events are shown in the table above.

UBS results

Operating income

Total operating income was CHF 9,484 million in second quarter 2004, up 6% from CHF 8,981 million in the same period a year earlier. Excluding the CHF 161 million pre-tax gain from the sale of CSC in second quarter 2003, operating income increased 8% compared to a year ago.
Most of our Business Groups were able to improve revenues, with the biggest gains being seen in our wealth and asset management businesses. They profited from higher market levels and, as a result, rising asset-based revenues, with investment fund fees seeing a record result. Our investment banking business was also strong in second quarter, benefiting from a large increase in advisory revenues as market conditions for M&A improved and we benefited from our market share gains. Private equity made a positive contribution to results for the third consecutive time, reflecting lower writedowns and higher divestment gains. We posted an unusually high level of credit recoveries.
     Net interest income was CHF 3,056 million in second quarter 2004, up from CHF 3,026 million in the same period a year earlier. Net trading income was CHF 1,177 million this quarter, down from CHF 1,318 million in second quarter 2003.
     As well as income from interest margin-based activities (loans and deposits), net interest in-

come includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

     Net income from interest margin products was CHF 1,290 million in second quarter 2004, virtually unchanged from the CHF 1,292 million in the same period a year earlier. Lower income reflecting our shrinking Swiss recovery portfolio (down CHF 1.9 billion), reduced interest margins on client cash and savings accounts, as well as declining revenues from US dollar-denominated accounts, was balanced out by the growth of our domestic mortgages business, higher volumes in saving accounts and loan growth in our wealth management businesses.
     At CHF 2,809 million, net income from trading activities in second quarter 2004 was 6% lower than the CHF 2,997 million recorded a year earlier. Equity trading income was CHF 696 million in second quarter 2004, down from CHF 703 million in the same quarter a year ago.

The drop was mainly due to the strengthening of the Swiss franc against major currencies. Excluding the currency impact, equity trading revenues rose as increased client activity helped market-making, and we benefited from the acquisition of the ABN AMRO prime brokerage business. Those developments were partially offset by lower proprietary trading revenues. Fixed income trading revenues dropped 9% to CHF 1,619 million in second quarter 2004 from CHF 1,782 million a year ago. Excellent performances in the government bond sector and derivatives businesses were offset by falls in principal finance and fixed income market-making as the environment of rising rates and low volatility drove activity from the market. We recorded positive revenues of CHF 12 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book against the mark to market loss of CHF 343 million a year ago. Foreign exchange trading revenues, at CHF 422 million in second quarter 2004, were up 2% from CHF 413 million a year ago, reflecting strong performance in our derivatives business.

     Net income from treasury activities was CHF 373 million in second quarter 2004, up 10% from CHF 340 million a year earlier. The increase was mainly due to a small unrealized gain related

Net Interest and Trading Income

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Net interest income	3,056	3,218	3,026	(5)	1	6,274	5,935
Net trading income	1,177	1,785	1,318	(34)	(11)	2,962	2,539

Total net interest and trading income	4,233	5,003	4,344	(15)	(3)	9,236	8,474

Breakdown by business activity

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Net income from interest margin products	1,290	1,265	1,292	2	0	2,555	2,577

Equities	696	946	703	(26)	(1)	1,642	1,022
Fixed income	1,619	2,151	1,782	(25)	(9)	3,770	3,742
Foreign exchange	422	414	413	2	2	836	770
Other	72	89	99	(19)	(27)	161	170

Net income from trading activities	2,809	3,600	2,997	(22)	(6)	6,409	5,704

Net income from treasury activities	373	310	340	20	10	683	738

Other [1]	(239)	(172)	(285)	(39)	16	(411)	(545)

Total net interest and trading income	4,233	5,003	4,344	(15)	(3)	9,236	8,474

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

UBS Results
10 August 2004

to cash flow hedging, which we determined was ineffective in offsetting the interest rate risk of various financial products (for example, loans or money market and retail banking products). Hedged items are accounted for on an accrual basis. In contrast, related derivatives used to economically hedge the interest rate risk of the items are carried on the balance sheet at fair value, with changes in fair value recorded in equity, thereby avoiding volatility in the group income statement. If a part of the hedge is deemed to be ineffective, as this quarter, then that portion of the change in fair value must be recorded in earnings. Otherwise, the net income result from treasury activities was affected by reduced returns on invested equity as we continued to repurchase shares. The impact of lower interest rates was partially offset by the diversification of our invested equity into currencies other than the Swiss franc.

In second quarter 2004, other net trading and interest income was negative CHF 239 million compared to negative revenues of CHF 285 million a year earlier. The improvement was mainly due to lower funding costs for goodwill as well as the contraction of our private equity portfolio.
In second quarter 2004, net fee and commission income was CHF 4,841 million, up 12% from CHF 4,313 million a year earlier. The increase was mainly due to higher asset-based and corporate finance fees, reflecting the recovery of financial markets compared to a year ago. At CHF 626 million, underwriting fees in second quarter 2004 were CHF 28 million or 4% lower than CHF 654 million a year earlier. Compared to a year ago, fixed income underwriting increased 13% to CHF 288 million whereas equity underwriting dropped by 15% to CHF 338 million. Corporate finance fees were CHF 273 million in second quarter 2004, up 78% from CHF 153 million in the same quarter a year earlier. The improved market environment led to higher corporate activity levels, resulting in a 12% increase in the M&A global fee pool for the first six months of this year compared to the same period a year earlier (according to Freeman). Net brokerage fees rose by 3% to CHF 1,091 million in second quarter 2004 from CHF 1,063 million in second quarter 2003. The increase was due to higher individual and institutional investor activity levels. Investment fund fees, at their highest level ever, increased 24% to CHF

1,158 million this quarter from CHF 931 million a year earlier. The gain was mainly driven by higher asset-based fees in our wealth management and asset management businesses, reflecting increased asset levels on the recovery in financial markets and an ever-improving mix of asset classes. Portfolio and other management and advisory fees were CHF 1,154 million in second quarter 2004, up 27% from CHF 911 million in the same period a year earlier. The gain was due to higher asset levels in portfolio management mandates and managed accounts in our wealth management businesses as well as higher fees in our asset management business – themselves the result of rising invested asset levels and strong inflows of net new money.

Other income was CHF 279 million in second quarter 2004, down 14% from CHF 323 million in the same quarter a year ago. The decrease was mainly due to the sale of CSC in second quarter 2003, as well as fewer gains from the disposal of financial investments (down CHF 77 million). This was partially offset by higher disposal gains from private equity investments (up CHF 146 million), and lower impairment charges (down CHF 43 million).

Operating expenses

Managing costs closely remains a key focus and we continue to look for ways to improve the efficiency and profitability of our businesses. Total operating expenses increased by 2% or CHF 104 million to CHF 6,889 million in second quarter 2004 from CHF 6,785 million in the same period a year earlier. The increase was driven by higher general and administrative expenses from the USD 100 million (CHF 128 million) penalty levied by the Fed related to our banknote trading business, and increased operational provisions. Excluding the fine and the higher provisions, underlying general and administrative expenses were actually down, reflecting our ongoing tight cost controls. Personnel expenses, depreciation and amortization expenses all dropped slightly, with the decline also helped by the weakening of major currencies against the Swiss franc.
Personnel expenses declined CHF 20 million to CHF 4,599 million in second quarter 2004 from CHF 4,619 million a year earlier despite revenue growth, as the Investment Bank continues to accrue performance-related compensa-

tion at a lower rate than in 2003. This was accompanied by lower severance expenses at the Investment Bank, a drop in early retirement expenses in Switzerland and lower retention expenses for the Wealth Management USA business (which ended this quarter). Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter.

General and administrative expenses, at CHF 1,743 million in second quarter 2004, increased 9% from CHF 1,600 million a year earlier. Underlying running expenses were down, and the reported increase was mainly due to the USD 100 million (CHF 128 million) civil penalty levied by the Fed related to our banknote trading business, as well as increased operational provisions, among them potential additional US withholding tax costs (refer to page 38 for more detail). Other increases were seen in IT project costs, travel and entertainment (where second quarter 2003 expenses were particularly low due to the SARS crisis) as well as legal fees. They were offset by decreases in other categories, with major drops in occupancy, administration (which was at its lowest level ever) and telecommunication and postage expenses. The result was also helped by the weakening of major currencies against the Swiss franc.
Depreciation dropped by 2% to CHF 322 million in second quarter 2004 from CHF 328 million a year earlier. The decline reflected lower charges for IT equipment.
At CHF 225 million, amortization of goodwill and other intangible assets was down 5% from CHF 238 million in second quarter 2003, reflecting the strengthening of the Swiss franc against major currencies, as well as lower amortization charges for the Wealth Management USA business (due to the CSC disposal).

Tax

We incurred a tax expense of CHF 512 million in second quarter 2004, reflecting an effective tax rate of 19.7% for the quarter and 19.2% for the first six months of 2004. In 2003, the full-year rate was 17.9% (before significant financial events). The 2003 tax rate was positively influenced by a favorable regional profit mix. The rate for the first six months of 2004 was primarily driven by the strong profitability of the Swiss operations, with the increase from the 2003 full-year rate reflecting, amongst other effects, slightly higher progressive tax rates. We believe that an underlying tax rate of around 19–20% (before significant financial events) is a reasonable indicator for full-year 2004.

Fair value disclosure of options

The fair value of options granted in the first half of 2004 was CHF 468 million (pre-tax: CHF 515 million) compared to CHF 405 million (pre-tax: CHF 505 million) in the same period a year ago. The increase was driven by a higher UBS share price, a lower pro-forma tax benefit, and adjusted assumptions for the valuation of options. In fact, significantly fewer option grants were made in first half 2004 (down nearly 40% from the same period a year earlier), in line with our strategy of granting options more selectively.
While most stock options are granted in the first quarter of the year, the pre-tax increase of CHF 19 million from first quarter 2004 reflects additional grants made primarily under the Equity Plus program, an employee participation program under which voluntary investments in UBS shares are matched with option awards. Aside from the Equity Plus options, which are offered quarterly, we do not expect further significant grants for the remainder of this year.
Our valuation of options may change during the year due to further work we will undertake to implement the new IFRS 2 standard. For further details on the new standard, please refer to page 5.

Credit risk

UBS posted a net recovery of CHF 131 million for the quarter, following net recoveries of CHF 3 million and CHF 1 million in first quarter 2004 and second quarter 2003 respectively. All Business Groups contributed to this favorable result, reflecting a stable economic environment across all our markets.

The Wealth Management & Business Banking business reported a net recovery of CHF 91 million, compared to net credit loss expense of CHF 54 million in first quarter 2004 and a net recovery of CHF 68 million in second quarter 2003. The strong quality of our loan book resulted in few new impairments which were more than compensated by recoveries of previously established counterparty provisions.

UBS Results
10 August 2004

Credit loss (expense) / recovery

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Wealth Management & Business Banking	91	(54)	68		34	37	4
Wealth Management	(1)	0	0			(1)	(1)
Business Banking Switzerland	92	(54)	68		35	38	5
Investment Bank	37	58	(64)	(36)		95	(69)
Wealth Management USA	3	(1)	(3)			2	(3)
Corporate Center	0	0	0			0	0

UBS	131	3	1			134	(68)

The Investment Bank realized net recoveries of CHF 37 million in second quarter 2004 as it continued to benefit from the release of previously established counterparty and country provisions. The lack of new provisions reflected stronger credit fundamentals as companies continue to rebuild their balance sheets. In first quarter 2004, the Investment Bank realized net recoveries of CHF 58 million and in second quarter

2003 experienced a net credit loss expense of CHF 64 million. Wealth Management USA recovered CHF 3 million following the successful workout of an impaired position.

UBS’s gross loan portfolio was CHF 269 billion on 30 June 2004, up from CHF 256 billion on 31 March 2004 as the Investment Bank reported increased exposure in the short-term money market inter-bank business, and both the

Allowances and provisions for credit risk

CHF million	Wealth Management
As at	30.6.04	31.3.04

Due from banks	686	772
Loans	42,037	39,245

Total lending portfolio, gross	42,723	40,017

Allowances for credit losses	(18)	(18)
Total lending portfolio, net	42,705	39,999

Impaired lending portfolio, gross	11	12
Estimated liquidation proceeds of collateral for impaired loans	(2)	(2)

Impaired lending portfolio, net of collateral	9	10

Allocated allowances for impaired lending portfolio	10	10
Other allowances and provisions	8	8

Total allowances and provisions for credit losses	18	18

of which allowances and provisions for country risk	8	8

Non-performing loans	5	9

Allowances for non-performing loans	4	6
Ratios
Allowances and provisions as a % of lending portfolio, gross	0.0	0.0

Impaired as a % of lending portfolio, gross	0.0	0.0

Allocated allowances as a % of impaired lending portfolio, gross	90.9	83.3

Allocated allowances as a % of impaired lending portfolio, net of collateral	111.1	100.0

Non-performing loans as a % of lending portfolio, gross	0.0	0.0

Allocated allowances as a % of non-performing loans, gross	80.0	66.7

1 Includes Global Asset Management, Private Banks & GAM and Corporate Functions.

Wealth Management and Wealth Management USA businesses continued their focused expansion of secured lending.

Following the trend observed in past quarters, the ratio of impaired loans to total loans improved further, falling to 2.2% from 2.6% on 31 March 2004, reflecting a generally benign mood in the credit markets. Impaired loans declined 10% to CHF 6,024 million this quarter from CHF 6,707 million last quarter.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Business Group Investment Bank.

Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR) fell in second quarter 2004 from first quarter 2004. The gradual decrease in VaR over the quarter, which can be seen in the backtesting rev-

enue and VaR graph on the next page, reflected a deliberate response to market uncertainty in the face of increased concerns about inflation, the spike in oil prices, which reached their highest levels for 20 years in May 2004 and reduced market opportunities, particularly towards the end of the quarter.

Credit spread exposures remained the main risk driver for Investment Bank VaR. This quarter, changes in inventory composition combined with decreased credit spread exposures drove interest rate and total VaR down. The increase in VaR for the “other” risk class resulted from refinements to the VaR model for the energy trading business. The impact of this model change on total VaR was minimal, as the correlation of energy risk to our main risk drivers, interest rates and equities, typically tends to be low. This also explains the increase in the diversification effect shown in the breakdown of VaR by risk type in the table above. Equity average VaR

Business Banking				Wealth Management
Switzerland		Investment Bank		USA		Others[1]		UBS
30.6.04	31.3.04	30.6.04	31.3.04	30.6.04	31.3.04	30.6.04	31.3.04	30.6.04	31.3.04

3,080	3,250	30,960	21,264	1,497	1,713	2,907	3,095	39,130	30,094
135,734	136,637	35,224	34,776	14,085	12,582	2,395	2,356	229,475	225,596

138,814	139,887	66,184	56,040	15,582	14,295	5,302	5,451	268,605	255,690

(2,546)	(2,732)	(554)	(588)	(21)	(25)	(4)	(4)	(3,143)	(3,367)
136,268	137,155	65,630	55,452	15,561	14,270	5,298	5,447	265,462	252,323

5,334	5,927	654	739	21	25	4	4	6,024	6,707
(2,123)	(2,350)	(42)	(46)	0	(2)	0	0	(2,167)	(2,400)

3,211	3,577	612	693	21	23	4	4	3,857	4,307

2,483	2,664	532	565	21	25	4	4	3,050	3,268
291	353	115	136	1	1	0	0	415	498

2,774	3,017	647	701	22	26	4	4	3,465	3,766

124	124	84	114	0	0	0	0	216	246

3,909	4,176	414	452	21	25	3	3	4,352	4,665

2,342	2,440	363	391	21	25	3	3	2,733	2,865

2.0	2.2	1.0	1.3	0.1	0.2	0.1	0.1	1.3	1.5

3.8	4.2	1.0	1.3	0.1	0.2	0.1	0.1	2.2	2.6

46.6	44.9	81.3	76.5	100.0	100.0	100.0	100.0	50.6	48.7

77.3	74.5	86.9	81.5	100.0	108.7	100.0	100.0	79.1	75.9

2.8	3.0	0.6	0.8	0.1	0.2	0.1	0.1	1.6	1.8

59.9	58.4	87.7	86.5	100.0	100.0	100.0	100.0	62.8	61.4

UBS Results
10 August 2004

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 30.6.04				Quarter ended 31.3.04
CHF million	Limits	Min.	Max.	Average	30.6.04	Min.	Max.	Average	31.3.04

Business Groups
Investment Bank	600	371.1	506.6	421.9	458.4	388.9	555.5	465.6	518.4
Wealth Management USA	50	14.4	20.9	16.7	16.6	12.7	27.4	17.2	17.8
Global Asset Management [1]	30	5.3	12.1	10.4	10.8	7.2	15.8	10.6	7.7
Wealth Management & Business Banking	5	0.7	1.4	0.9	0.9	0.5	1.1	0.8	0.9
Corporate Center [2]	150	39.1	53.7	45.6	40.0	46.9	69.0	57.8	52.4
Reserve	170
Diversification effect		3	3	(56.0)	(41.2)	3	3	(69.7)	(57.5)

Total	750	397.0	499.4	439.6	485.5	397.5	557.7	482.3	539.7

1 Only covers UBS interest in UBS O’Connor funds. 2 VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and of the Private Banks. 3 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 30.6.04				Quarter ended 31.3.04
CHF million	Min.	Max.	Average	30.6.04	Min.	Max.	Average	31.3.04

Risk type
Equities	139.1	181.8	158.0	173.0	150.5	176.1	158.4	154.4
Interest rates	351.6	479.8	395.7	431.2	367.1	521.0	434.3	521.0
Foreign exchange	8.3	47.6	23.4	29.5	5.3	72.6	30.1	19.1
Other[1]	28.1	86.6	50.7	45.9	9.3	28.6	16.8	14.6
Diversification effect	2	2	(205.9)	(221.2)	2	2	(174.0)	(190.7)

Total	371.1	506.6	421.9	458.4	388.9	555.5	465.6	518.4

1 Includes energy and precious metals risk. 2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

remained broadly unchanged, but ended the quarter slightly up from the end of first quarter 2004.

“Backtesting” compares actual revenues arising from closing positions (i.e. excluding intra-day revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph shows these daily revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables above, is also shown in this graph for information. Revenue volatility over the period was within the range predicted by the VaR model. The gains at the beginning of second quarter 2004 can be attributed to price declines in treasury bonds, following a stronger than expected March US jobs report, which prompted yields to rise and the USD to strengthen on speculation that the Fed might have to consider raising rates.
We routinely assess and actively manage / control portfolio tail risks against a standard set of forward-looking scenarios supplemented by specific scenarios targeting individual sectors or reflecting current concerns, such as increasing interest rate levels. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are kept under constant review and fine-tuned as necessary. Like VaR, stress loss exposure ended the quarter lower than at the previous quarter end. The average was also lower and exposure remained within the approved limits.

We also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, currency interest and foreign exchange rates, and single-name issuers. The avoidance of undue risk concentrations remains a key pillar of our risk control process.

Change in VaR model

Over the past two years, growth in asset-backed securities has outpaced other sectors in the fixed income markets. At the same time, our Investment Bank’s market share in this sector has grown, leading to an increase in exposure. To date these exposures have been represented as corporate AAA securities in VaR, leading to an overstatement of credit spread risk, and a larger gap between our backtesting revenues and VaR than would generally be expected.
To better reflect the risk in VaR, we have increased the granularity of our risk representation of such securitized products. In July 2004, the Swiss Federal Banking Commission (SFBC) gave their approval for this change and we will implement the revised model during third quarter. As a result, the VaR number reported for the Investment Bank is expected to decline notably, with 10-day VaR potentially falling by more than 20% depending on exposures actually carried. A retrospective analysis of the impact of the new model will be published prior to third quarter 2004 results.

Operational risk

In second quarter, our expenses were affected by operational risk costs including the penalty related to our banknote business and provisions covering an estimate for additional US withholding tax costs. Operational risks can be caused by external factors, deliberate, accidental and natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and high propensity for litigation, we can expect operational risk to run alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensure we have sufficient information to make educated decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential loss situations are identified before there is certainty as to the probability, timing or amount of future expenditure – an uncertainty which requires the exercise of judgement. It is best practice to make a provision for the best estimate of a liability when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. All provisions for operational risk established at UBS are based on management’s best estimates and follow this practice. When any potential operational risk is able to be quantified more accurately, the corresponding provision is revised up or down. At the end of 2003, total provisions for operational risk including litigation risk stood at CHF 1.36 billion. Detailed information on our operational risk provisions is published annually as a Note to our audited Financial Statements.

Balance sheet

UBS’s balance sheet was CHF 1,674 billion on 30 June 2004, up from CHF 1,670 billion on 31 March 2004. The increase in total assets was the net result of increases in reverse repurchase agreements (repos), trading assets and lending activities, mainly in the “due from banks” category but also, to a lesser extent, in the “loans to customers” category. This growth was partially offset by a decline in value of derivatives and a weakening of major currencies against the Swiss franc, which reduced the level of total assets by CHF 29.5 billion. Total liabilities rose to fund the increased trading activities. The strengthening of the Swiss franc against major currencies decreased total liabilities by CHF 27.4 billion.

UBS Results
10 August 2004

BIS Capital and Ratios

CHF million, except where indicated				% change from
As at	30.6.04	31.3.04	31.12.03	31.3.04	31.12.03

Risk-weighted assets	266,508	262,674	251,901	1	6

BIS Tier 1 capital	31,551	31,700	29,765	0	6
of which hybrid Tier 1 capital [1]	3,251	3,294	3,224	(1)	1
BIS total capital	35,322	35,473	33,581	0	5

BIS Tier 1 capital ratio (%)	11.8	12.1	11.8
of which hybrid Tier 1 capital (%) [1]	1.2	1.3	1.3
BIS total capital ratio (%)	13.3	13.5	13.3

1 Trust preferred securities.

Lending and borrowing

Our loans to customers position increased to CHF 226.6 billion on 30 June 2004, up by CHF 4.1 billion from its level on 31 March 2004 as a result of higher levels of secured lending, mainly in our wealth management businesses, both domestic and international. Our “due from banks” position was CHF 38.9 billion on 30 June 2004, up CHF 9.0 billion from 31 March 2004, as we invested more in short-term instruments in anticipation of widespread increases in interest rates.

Repo and securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements were CHF 596.3 billion on 30 June 2004, up by 3.9% from 31 March 2004. The increase was primarily driven by our repo matched book (a portfolio comprised of assets and liabilities with equal maturities and equal value, so that market risks cancel each other out), mainly in government repos and to a lesser extent in mortgage repos.

Trading portfolio

From end-March to end-June 2004, trading assets grew by CHF 9.2 billion. The increase was due to rises in fixed income instruments, collateralized mortgage obligations, structured equity products, traded loans and precious metal holdings. Those increases were partially offset by a reduction in mortgage-backed securities.

Capital management

We remain committed to being one of the best-capitalized financial services firms in the world and will therefore continue to manage our balance sheet prudently. This clear focus and our ongoing strong cash flow generation means that we have been able to keep our BIS Tier 1 ratio high while continuing our share buyback programs, which have now been running for four years.

Risk-weighted assets rose 1% to CHF 266.5 billion on 30 June 2004 from CHF 262.7 billion on 31 March 2004. The increase was driven by higher capital requirements from our loan portfolio, especially at the Investment Bank, as well as an increase in commitments. This was partially offset by lower requirements for market risk (VaR). BIS Tier 1 capital dropped a slight CHF 0.1 billion to CHF 31.6 billion on 30 June 2004 from CHF 31.7 billion on 31 March 2004, as our ongoing share buyback program offset retained earnings. This resulted in a decrease of our BIS Tier 1 ratio to 11.8% at the end of June 2004 from 12.1% on 31 March 2004.

Successful launch for UBS domestic
CHF bond

For capital management purposes, we launched a 10-year, CHF 300 million subordinated bond issue on 1 June 2004 (with an increase of CHF 100 million on 7 July). Our issue was fully subscribed. We issue subordinated bonds which count as BIS Tier 2 capital at regular intervals to replace previous issues as they mature and maintain total capital levels. We choose the type, term, and currency of bond according to market conditions and the firm’s funding needs.

Buyback program

Following the approval of the Annual General Meeting on 15 April 2004, 59,482,000 shares bought back under the 2003 program for a total value of CHF 4.5 billion were irrevocably canceled on 30 June 2004.

UBS Shares and Market Capitalization

Number of shares, except where indicated				% change from
As at	30.6.04	31.3.04	30.6.03	31.3.04	30.6.03

Total ordinary shares issued	1,125,400,202	1,184,421,495	1,258,031,067	(5)	(11)
Second trading line treasury shares
2002 first program	0	0	(67,700,000)
2002 second program	0	0	(8,270,080)
2003 program	0	(59,482,000)	(11,270,000)
2004 program	(14,905,094)	0	0

Shares outstanding for market capitalization	1,110,495,108	1,124,939,495	1,170,790,987	(1)	(5)

Share price (CHF)	88.25	94.10	75.35	(6)	17

Market capitalization (CHF million)	98,001	105,857	88,219	(7)	11

Total treasury shares	73,105,822	109,842,853	139,778,748	(33)	(48)

In light of our continued strong capitalization, we launched our sixth consecutive buyback program on 8 March 2004. It enables us to repurchase shares for cancelation for a maximum value of CHF 6 billion or approximately 5.4% of total share capital. The program, approved by the shareholders at the Annual General Meeting, will again run for one year.

Under the new program, we repurchased 14,905,094 shares in second quarter 2004 at an average price of CHF 91.72 representing a total cost of CHF 1,367 million.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
Our holding of own shares fell to 73,105,822, or 6.5% of shares issued on 30 June 2004, from 109,842,853, or 9.3% of all issued, on 31 March 2004. The decline reflects the cancelation of shares which were repurchased under our 2003 program. This was partially offset by the shares we bought back under our 2004 program and an increase in the number of treasury shares held for employee share and option programs.
Of the currently held treasury shares, 14,905,094 were bought for cancelation whereas the other 58,200,728 cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market-maker in UBS shares, as well as in derivatives related to those shares, and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Wealth Management & Business Banking
10 August 2004

Wealth Management & Business Banking

Georges Gagnebin
Chairman, Wealth Management &
Business Banking

Marcel Rohner
CEO, Wealth Management &
Business Banking

Wealth Management’s pre-tax profit was CHF 881 million in second quarter 2004, 1% above the very strong first quarter 2004 figure, and the best quarterly result since first quarter 2001. Net new money, at CHF 8.2 billion, benefited from continued strong inflows into our European and Asian wealth management businesses. Business Banking Switzerland’s pre-tax profit, at CHF 508 million, remained strong, declining only CHF 2 million from first quarter 2004.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income	3,208	3,203	3,108	0	3	6,411	5,974
Adjusted expected credit loss [1]	(8)	(17)	(43)	53	81	(25)	(100)

Total operating income	3,200	3,186	3,065	0	4	6,386	5,874

Personnel expenses	1,115	1,129	1,115	(1)	0	2,244	2,202
General and administrative expenses	416	394	428	6	(3)	810	853
Services to / from other business units	229	238	222	(4)	3	467	423
Depreciation	32	29	46	10	(30)	61	90
Amortization of goodwill and other intangible assets	19	18	19	6	0	37	38

Total operating expenses	1,811	1,808	1,830	0	(1)	3,619	3,606

Business Group performance before tax	1,389	1,378	1,235	1	12	2,767	2,268

Business Group performance before tax and amortization of goodwill and other intangible assets	1,408	1,396	1,254	1	12	2,804	2,306
Additional information
Regulatory equity allocated (average)	9,600	9,150	8,800	5	9
Cost / income ratio (%) [2]	56.5	56.4	58.9			56.4	60.4
Cost / income ratio before goodwill (%) [3]	55.9	55.9	58.3			55.9	59.7

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements). 2 Operating expenses/income. 3 Operating expenses less the amortization of goodwill and other intangible assets/income.

Wealth Management

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).

[2]	Excludes interest and dividend income.

[3]	Income (annualized)/average invested assets.

[4]	Operating expenses/income.

[5]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management business/income less income for the European wealth management business.

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income	1,930	1,932	1,732	0	11	3,862	3,307
Adjusted expected credit loss [1]	(2)	(2)	(2)	0	0	(4)	(4)

Total operating income	1,928	1,930	1,730	0	11	3,858	3,303

Personnel expenses	521	522	496	0	5	1,043	970
General and administrative expenses	148	144	152	3	(3)	292	297
Services to / from other business units	344	364	384	(5)	(10)	708	764
Depreciation	15	14	23	7	(35)	29	44
Amortization of goodwill and other intangible assets	19	18	19	6	0	37	38

Total operating expenses	1,047	1,062	1,074	(1)	(3)	2,109	2,113

Business unit performance before tax	881	868	656	1	34	1,749	1,190

Business unit performance before tax and amortization of goodwill and other intangible assets	900	886	675	2	33	1,786	1,228
KPIs
Invested assets (CHF billion)	750	737	691	2	9
Net new money (CHF billion) [2]	8.2	16.2	6.5			24.4	13.9

Gross margin on invested assets (bps) [3]	104	107	104	(3)	0	106	101

Cost / income ratio (%) [4]	54.2	55.0	62.0			54.6	63.9
Cost / income ratio before goodwill (%) [5]	53.3	54.0	60.9			53.7	62.7
Cost / income ratio before goodwill and excluding the European wealth management business (%) [6]	43.9	46.9	53.3			45.4	54.9

Client advisors (full-time equivalents)	3,463	3,343	3,121	4	11

International Clients
Income	1,366	1,336	1,226	2	11	2,702	2,314

Invested assets (CHF billion)	535	521	485	3	10
Net new money (CHF billion) [2]	7.1	15.1	6.6			22.2	13.6

Gross margin on invested assets (bps) [3]	103	106	105	(3)	(2)	105	101

European wealth management (part of International Clients)
Income	99	92	61	8	62	191	113

Invested assets (CHF billion)	65	51	39	27	67
Net new money (CHF billion) [2]	2.7	4.2	3.3			6.9	6.3

Client advisors (full-time equivalents)	781	695	582	12	34

Swiss Clients
Income	564	596	506	(5)	11	1,160	993

Invested assets (CHF billion)	215	216	206	0	4
Net new money (CHF billion) [2]	1.1	1.1	(0.1)			2.2	0.3

Gross margin on invested assets (bps) [3]	105	112	102	(6)	3	109	101

Additional information				% change from
As at	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Client assets (CHF billion)	944	931	845	1	12
Regulatory equity allocated (average)	3,150	2,800	2,600	13	21
Headcount (full-time equivalents)	9,688	9,199	9,228	5	5

Wealth Management & Business Banking
10 August 2004

Key performance indicators

Net new money in second quarter 2004 was CHF 8.2 billion, down from the record inflow of CHF 16.2 billion in first quarter – when the market environment encouraged a burst of investment activity. The International Clients business reported CHF 7.1 billion in net new money, with positive inflow of CHF 2.7 billion into our domestic European business and a continued strong performance in Asia. Net new money in our Swiss Clients business was CHF 1.1 billion, unchanged from the first quarter’s record level, reflecting a further quarter of successful client acquisition.

Invested assets on 30 June 2004 were CHF 750 billion, up by CHF 13 billion from CHF 737 billion on 31 March 2004. Net new money inflows and the first-time consolidation of CHF 12 billion in assets from the acquisition of Laing & Cruickshank were partly offset by slightly negative market performance and the decline of all major currencies against the Swiss franc.

Gross margin on invested assets was 104 basis points in second quarter 2004, down by 3 basis points from first quarter. The decline was due to a drop in transaction fees as client activity tailed off from the very high level seen in first quarter. This was only partially offset by higher asset-based revenues as a result of the increasing average asset base. Recurring income made up 77 basis points of the margin in second quarter, up from 76 basis points in first quarter, while non-recurring income fell to 27 from 31 basis points.

The pre-goodwill cost / income ratio, at 53.3% in second quarter 2004, declined 0.7 percentage points from first quarter 2004. The improvement reflects lower usage of services from other business units. Excluding our Euro-pean wealth management business, the pre-goodwill cost / income ratio was 43.9% in the second quarter 2004, down 3.0 percentage points from first quarter. The wider gap between the two ratios is explained by specific integration expenses in the UK, including retention bonuses.

European wealth management

Our European wealth management business continued to report very strong net new money results. The inflow this quarter totaled CHF 2.7 billion, with the UK and Germany again recording particularly good performances. In first half 2004, net new money totaled CHF 6.9 billion, corresponding to an annualized growth rate of 30% of the underlying asset base at the end of 2003.

The level of invested assets rose to a new high of CHF 65 billion at the end of June 2004, up from CHF 51 billion at the end of March, benefiting from the first-time inclusion of CHF 12 billion in assets from Laing & Cruickshank and inflows of net new money.

Income in second quarter 2004 was a record CHF 99 million, up from CHF 92 million in first quarter 2004, reflecting the first-time integration of Laing & Cruickshank and higher revenues from our expanded asset base. This was partially offset by lower brokerage income due to a drop in client activity compared to the very strong first quarter level.

The number of client advisors rose to 781 at the end of June 2004, up 86 from 695 at the end of March 2004, as we integrated 82 client advisors from Laing & Cruickshank and Scott Goodman Harris.

UBS opens Cologne branch

With the opening of our new Cologne branch in April, we closed the last strategic gap in our German branch office network. Located in North Rhine-Westphalia, Cologne is the hub of one of Germany’s key economic regions and one of the country’s most important growth markets. As of 30 June 2004, our German wealth management business employed a total of 800 people in nine offices (Berlin, Bielefeld, Cologne, Düsseldorf, Frankfurt, Hamburg, Munich, Offenbach and Stuttgart).

Initiatives and achievements

Absolute return products successfully
launched

Since the beginning of the year, our newly launched absolute return products, which aim to give investors a positive and stable source of returns regardless of market conditions, have attracted more than CHF 5 billion in assets.
In January, with the help of our Global Asset Management business, we started offering our clients absolute return strategy-based discretionary portfolio mandates. They have attracted almost CHF 4 billion in assets to date, with their managers investing in the traditional asset classes of equities, bonds and currencies while making extensive use of hedge funds and derivatives. Clients are given the choice between a defensive strategy that emphasizes capital preservation or a more aggressive strategy that targets capital appreciation while limiting downside risk.
In April, we successfully launched two innovative bond funds that also aim to give investors stable absolute returns from fixed income investments. Together, these now exceed CHF 1 billion in size. Called UBS Absolute Return Bond Funds, both limit the impact of market movements with active management and sophisticated risk management tools. The funds use interest rate derivatives to control interest rate risk, making positive returns possible regardless of movements in interest rates.

Wealth Management & Business Banking
10 August 2004

Results

In second quarter 2004, Wealth Management’s pre-tax profit was CHF 881 million, up CHF 13 million or 1% from first quarter 2004. This was the best result since first quarter 2001, reflecting declining operating expenses that fell due to lower usage of services from other business units. Operating income was almost unchanged from the previous quarter as rising recurring revenues compensated for the drop in transaction fees.

Operating income

Total operating income, at CHF 1,928 million in second quarter 2004, was down by CHF 2 million from first quarter 2004. Recurring income increased on rising asset-based fees, benefiting from gains in the average asset base. Non-recurring income fell due to lower brokerage fees, which were particularly strong in first quarter, reflecting the positive market environment. Overall, income also benefited from the integration of Laing & Cruickshank and Scott Good-man Harris.

Operating expenses

Total operating expenses were CHF 1,047 million, down 1% from the previous quarter, as costs continued to be tightly managed despite ongoing investment in our European wealth management business. Personnel expenses were CHF 521 million in second quarter, CHF 1 million lower than in the previous quarter. Lower performance-related accruals were compensated by higher expenses following the integration of Laing & Cruickshank and Scott Goodman Harris. General and administrative expenses increased by 3% or CHF 4 million to CHF 148 million due to the integration of the businesses mentioned previously. Expenses for services from other business units fell by 5% from CHF 364 million to CHF 344 million in second quarter 2004 from the previous quarter. The drop reflects a lower volume of payment services from

Delivering the firm to ultra high net worth individuals

The super-rich really are different. They invest on an institutional scale. Their enterprises deal with investment banks. And their numbers are growing faster than the rest of the high net worth sector. According to the Capgemini Merrill Lynch World Wealth Report, there are now about 70,000 individuals globally with more than USD 30 million in financial assets each.

With a focus on this market, our Wealth Management business launched an ultra high net worth client (UHNWI) initiative in late 2002. The principal aim was to build a unit dedicated to serving ultra-wealthy clients located in Europe, Asia Pacific, Latin America and other regions. The US market is the subject of a separate initiative. (See sidebar on page 42.) Both moves start from the insight that the needs of ultra high net worth clients differ not only in scale but also qualitatively from those of other wealthy individuals. We discern three “clusters” within this segment, comprising families who behave like institutions and seek family office investment management services; entrepreneurs whose wealth is locked up in their owner-managed enterprises; and independently wealthy individuals.

The UHNWI business is organized to meet specific requirements in each of these clusters. It comprises its own unit serving family offices, a corporate advisory group specializing in corporate finance solutions for clients with family-owned businesses, and even in-house art banking and vineyard-broking expertise.

In addition, the initiative seeks to “deliver the entire firm” – meaning the resources of all the firm’s Business Groups. Some clients, for example, mandate assets to the Global Asset Management business. Others have turned to the Investment Bank for help with corporate financing issues.

the Investment Bank and the insourcing of certain insurance and education expenses that were previously provided by other business units. Depreciation, at CHF 15 million in second quarter 2004, was almost unchanged from first quarter.

Headcount

Headcount, at 9,688 on 30 June 2004, increased by 489 from 31 March 2004, reflecting the inclusion of staff from Laing & Cruickshank and Scott Goodman Harris.

As an example, UBS recently helped a family-owned enterprise to divest a business to a leading multinational. The Investment Bank advised on the sale while the Wealth Management & Business Banking business provided bridging loans for a separate buyout of another part of the business. And now UBS manages the sale proceeds on the family’s behalf.

In the same way, a “one firm” approach informs the advisory process for such clients. A core component here is the “active asset analyzer” adapted from a tool used by UBS’s institutional asset management business. This is a computer-assisted method for gauging the risk / return characteristics of client portfolios as a basis for investment proposals. In parallel, UBS is training a cadre of specialized UHNWI client advisors.
Judged by a January Euromoney poll, these efforts have been well received. In addition to voting UBS the “Best Private Bank” worldwide, the magazine rated UBS “best for ultra high net worth clients” in four countries, top for family office services in Western Europe, as well as best overall for family office services. Prominence in this market also adds to the firm’s credibility with other client sectors.

The awards, together with significant inflows of net new money, indicate that the UBS strategy for the ultra high net worth sector is achieving its aims. The stakes are high. That is clearly illustrated by the significant increase in invested asset levels from our clients with more than CHF 10 million. Invested assets held by them were up 35% in the 18 months to June 2004. In that time, Wealth Management’s total invested assets grew 17%.

And since no institution controls more than a few percent of the ultra high net worth market, rapid growth in both market share and invested assets is possible.

Wealth Management & Business Banking
10 August 2004

Business Banking Switzerland

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Interest income	850	857	899	(1)	(5)	1,707	1,800
Non-interest income	428	414	477	3	(10)	842	867

Income	1,278	1,271	1,376	1	(7)	2,549	2,667
Adjusted expected credit loss [1]	(6)	(15)	(41)	60	85	(21)	(96)

Total operating income	1,272	1,256	1,335	1	(5)	2,528	2,571

Personnel expenses	594	607	619	(2)	(4)	1,201	1,232
General and administrative expenses	268	250	276	7	(3)	518	556
Services to / from other business units	(115)	(126)	(162)	9	29	(241)	(341)
Depreciation	17	15	23	13	(26)	32	46
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	764	746	756	2	1	1,510	1,493

Business unit performance before tax	508	510	579	0	(12)	1,018	1,078

Business unit performance before tax and amortization of goodwill and other intangible assets	508	510	579	0	(12)	1,018	1,078
KPIs
Invested assets (CHF billion)	139	139	132	0	5
Net new money (CHF billion) [2]	1.0	1.0	0.6			2.0	2.3

Cost / income ratio (%) [3]	59.8	58.7	54.9			59.2	56.0
Cost / income ratio before goodwill (%) [4]	59.8	58.7	54.9			59.2	56.0

Non-performing loans / gross loans (%)	2.8	3.0	3.2
Impaired loans / gross loans (%)	3.8	4.2	5.0

	Quarter ended			% change from		Year to date
Additional information As at or for the period ended	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Deferral (included in adjusted expected credit loss)	102	103	88	(1)	16	205	165
Client assets (CHF billion)	653	642	545	2	20
Regulatory equity allocated (average)	6,450	6,350	6,200	2	4
Headcount (full-time equivalents)	15,939	16,102	16,546	(1)	(4)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements). 2 Excludes interest and dividend income. 3 Operating expenses/income. 4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

Net new money, at CHF 1.0 billion, was unchanged from the previous quarter.

Invested assets were CHF 139 billion on 30 June 2004, unchanged from 31 March 2004, with the inflow of net new money offset by a slightly negative market performance.
Our cost / income ratio rose to 59.8% in second quarter 2004 from 58.7% in first quarter 2004, reflecting higher operating expenses, as administrative expenses rose and fewer services were provided to other parts of the firm.

At the end of second quarter 2004, Business Banking Switzerland’s loan portfolio was CHF 138.8 billion, down CHF 1.1 billion from the end of first quarter. The volume of net new mortgages was CHF 1.0 billion, up CHF 0.3 billion from the previous quarter, as private clients took advantage of the low interest rates on offer. This increase was more than offset by a decrease in loans to the corporate clients sector, as well as the ongoing workout of the recovery portfolio, which fell to CHF 5.5 billion on 30 June 2004 from CHF 6.0 billion on 31 March 2004. The non-performing loans ratio improved to 2.8% on 30 June 2004, down from 3.0% on 31 March 2004, while the impaired loan ratio dropped to 3.8% from 4.2% in the same period.

Initiatives and achievements

PayNet launched successfully

Even though our e-banking clients have been able to pay their bills electronically for a number of years now, they still needed to receive them on paper by way of conventional mail first. Now, our PayNet system, which was launched in the middle of June, has changed that. It allows companies, public authorities and individuals to electronically send their bills directly to our clients. Many Swiss companies have signed on to the new system, among them Swisscom’s fixed-line telecommunications division, flower delivery service Fleurop and mobile phone operator Orange. Others are expected to do so soon.
Clients registered with PayNet can call up the electronic invoices via e-banking and choose the execution date themselves, change the amount or reject the invoice. They can also check the status and details of an invoice at any time. UBS has no access to the electronic invoice, ensuring client privacy and data protection. We believe the introduction of PayNet will result in fewer errors, as well as better and faster processing, helping to increase customer convenience and reduce our operating costs simultaneously. PayNet is currently available to our individual clients. It will be offered to our commercial clients by the end of 2004.

New home loan product

In May, we introduced a new, innovative mortgage product designed for clients wanting flexibility in financing their home. Called the UBS Libor mortgage, it has a variable interest rate that is adjusted on a quarterly or half-yearly basis. Clients can choose the current three-month or the six-month Swiss franc LIBOR rate as their reference interest rate. Another special feature of the new product is the possibility to convert it into a fixed-rate mortgage or another of our mortgage products at the end of every quarter or half-year free of charge.
The new UBS Libor mortgage is designed for clients who want to benefit from attractive, market-driven interest rates and who are prepared to

Wealth Management & Business Banking
10 August 2004

accept short-term fluctuations in the rate of interest they pay. The new product can also be used as a flexible bridge loan for clients with mortgages that are due for repayment in part or full.

Results

In second quarter 2004, Business Banking Switzerland reported a pre-tax profit of CHF 508 million, down CHF 2 million from first quarter.

Operating income

Total operating income in second quarter 2004 was CHF 1,272 million, up CHF 16 million from first quarter 2004. Interest income fell to CHF 850 million in second quarter from CHF 857 million in first quarter 2004, mainly reflecting lower interest income from our reduced recovery portfolio. Non-interest income, at CHF 428 million in second quarter 2004, increased by CHF 14 million or 3% from first quarter 2004, due to valuation gains from equity participations and an increase in recurring fees. This was partially offset by declining brokerage fee income due to lower client activity levels. Adjusted expected credit loss, at CHF 6 million, dropped by CHF
9 million, reflecting the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses rose to CHF 764 million in second quarter 2004, up by 2% from CHF 746 million in first quarter 2004. Personnel expenses, at CHF 594 million in second quarter, were down CHF 13 million or 2%, reflecting lower performance-related accruals, as well as lower expenses for contractors. General and administrative expenses increased to CHF 268 million in second quarter, up by CHF 18 million from first quarter 2004, due to higher costs for our Noga Hilton subsidiary and for IT. Expense recovery for services to other business units decreased from CHF 126 million to CHF 115 million, reflecting fewer services provided, notably in IT projects and training. Depreciation increased to CHF 17 million in second quarter 2004, up CHF 2 million from first quarter, on higher IT equipment writedowns.

Headcount

Business Banking Switzerland’s headcount was 15,939 on 30 June 2004, down 163 from 16,102 on 31 March 2004, reflecting ongoing efficiency gains in processes and structures.

Global Asset Management
10 August 2004

Global Asset Management

John A. Fraser
Chairman and CEO,
Global Asset Management

Global Asset Management’s pre-tax profit was CHF 131 million in second quarter, CHF 13 million lower than the record first quarter result of CHF 144 million. Performance fees and seed capital revenues fell slightly in the period, offsetting the impact of strong inflows of net new money. Operating costs were up just 1% from the previous quarter’s level.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Institutional fees	264	280	243	(6)	9	544	441
Wholesale Intermediary fees	234	227	194	3	21	461	374

Total operating income	498	507	437	(2)	14	1,005	815

Personnel expenses	234	234	203	0	15	468	389
General and administrative expenses	59	59	62	0	(5)	118	123
Services to / from other business units	34	32	39	6	(13)	66	80
Depreciation	7	5	5	40	40	12	11
Amortization of goodwill and other intangible assets	33	33	39	0	(15)	66	79

Total operating expenses	367	363	348	1	5	730	682

Business Group performance before tax	131	144	89	(9)	47	275	133

Business Group performance before tax and amortization of goodwill and other intangible assets	164	177	128	(7)	28	341	212
KPIs
Cost / income ratio (%) [1]	73.7	71.6	79.6			72.6	83.7
Cost / income ratio before goodwill (%) [2]	67.1	65.1	70.7			66.1	74.0

Institutional
Invested assets (CHF billion)	338	335	297	1	14
of which: money market funds	17	19	17	(11)	0
Net new money (CHF billion) [3]	7.6	10.1	1.1			17.7	5.0
of which: money market funds	(1.3)	0.8	(1.9)			(0.5)	(2.5)
Gross margin on invested assets (bps) [4]	31	35	35	(11)	(11)	33	32

Wholesale Intermediary
Invested assets (CHF billion)	257	267	270	(4)	(5)
of which: money market funds	73	82	107	(11)	(32)
Net new money (CHF billion) [3]	(4.6)	(1.4)	1.3			(6.0)	4.7
of which: money market funds	(8.3)	(6.4)	(3.9)			(14.7)	(3.3)
Gross margin on invested assets (bps) [4]	36	34	30	6	20	35	29

Additional information				% change from
As at	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Client assets (CHF billion)	595	602	567	(1)	5
Regulatory equity allocated (average)	950	1,000	1,000	(5)	(5)
Headcount (full-time equivalents)	2,604	2,600	2,653	0	(2)

1 Operating expenses/operating income.  2 Operating expenses less the amortization of goodwill and other intangible assets/operating income.  3 Excludes interest and dividend income.  4 Operating income (annualized)/average invested assets.

Global Asset Management
10 August 2004

Key performance indicators

The pre-goodwill cost / income ratio was 67.1% in second quarter 2004, up from 65.1% in first quarter 2004. Revenues declined slightly while IT expenses rose.

Institutional

Institutional invested assets, at their highest level since 2000, were CHF 338 billion on 30 June 2004. The effect of the strong inflows of net new money from existing as well as new clients combined with our positive investment performance were partially offset by the appreciation of the Swiss franc against major currencies.

Net new money inflows in second quarter 2004 were CHF 7.6 billion. This was the second best quarterly result since 2000 and CHF 2.5 billion below the excellent first quarter level of CHF 10.1 billion. The alternative and quantitative investments business, with CHF 5.4 billion, continued to attract the largest inflows. This was followed by significant net new money inflows in equity and fixed income mandates in the core investment management business, mainly in the UK and Asia Pacific. These inflows were partially offset by money market outflows of CHF 1.3 billion.

The gross margin in second quarter was 31 basis points, a decrease of 4 basis points from 35 basis points in first quarter, mainly a result of the high performance fee levels in first quarter 2004.

Wholesale Intermediary

Invested assets were CHF 257 billion on 30 June 2004, down CHF 10 billion from the CHF 267 billion reported on 31 March 2004. Continued inflows into core asset classes were more than offset by outflows from money market funds – to a large extent related to UBS Bank USA – as well as negative market performance and the strengthening of the Swiss franc against most major currencies.

The outflow of net new money was CHF 4.6 billion in second quarter 2004 including a further CHF 8.3 billion drain from money market funds. Excluding money market funds, there was an inflow of net new money of CHF 3.7 billion in second quarter 2004, reflecting new fixed income mandates and the launch of new absolute return funds that attracted more than CHF 1 billion in subscriptions in their initial two months.

The gross margin was 36 basis points in second quarter 2004, an increase of 2 basis points over 34 basis points reported in first quarter. This improvement is mainly due to the ongoing shift into higher-margin asset classes.

Money market sweep accounts

The majority of money market fund assets managed by our US wholesale intermediary business represent the cash portion of private client accounts. Money market outflows from these accounts into UBS Bank USA were approximately CHF 4 billion in second quarter 2004. Before the bank’s launch, cash balances of private clients in the US were swept into our money market funds. Now, those cash proceeds are redirected automatically into FDIC-insured deposit accounts at UBS Bank USA. Although there was no one-time bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually deplete over time. Such funds are a low-fee component of Global Asset Management’s invested assets.

Investment capabilities and performance

In second quarter, equity investors shifted away from cyclical, momentum-driven stocks such as semiconductors that had led the markets higher in previous months. Uncertainty over the impact of US interest rate rises, increased oil prices and the Iraqi conflict prompted investors to return to companies with solid fundamentals and earnings.

The actively managed Global Equity composite outperformed the benchmark over the quarter, primarily due to good stock selection. Japan was a significant positive contributor, as the portfolio was overweight in exporters and underweight in underperforming domestic stocks and banks, adding strongly to returns. Despite the fact that market volatility remains near ten-year lows, we are finding valuation opportunities across many sectors. Our one-year performance is below benchmark but the long-term track record remains strong.
At the beginning of the second quarter, clear evidence of a strong rebound in the US labor market convinced investors that a rise in short-term interest rates was imminent. In anticipation of this move, bond prices fell, with the yield on the benchmark US Treasury rising by over 1%. Yield rises in European markets were more modest, despite concerns over rising inflation,

Global Asset Management
10 August 2004

Annualized
Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	+	+	–	+
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (-) under benchmark. All after fees.

and they outperformed comparable US bonds. Yields also rose in Japan as the pace of the recovery in economic activity continued to surprise investors.

Active market allocation and yield curve management both contributed evenly to the Global Bond composite, which comfortably exceeded the benchmark in second quarter, with relative returns continuing to be particularly strong in the longer-term track record.
Asset allocation portfolios finished ahead of their respective benchmark for the quarter as security selection, principally within equity strategies, added to performance. The asset allocation strategy detracted marginally from performance, attributable to the emerging markets equity overweight. The currency strategy had no material impact on performance. Longer-term relative returns continued to make positive contributions.
The second quarter saw generally difficult market conditions for hedge funds. With the exception of the fundamental market-neutral long / short equity strategy, most other strategies in the alternative and quantitative investments business reported negative performance during the quarter. They remain, however, generally positive for the year. The standout exception was the macro-trading strategy, which performed very strongly, as interest rates and currency positions that had been in place for some time performed well. The difficult trading conditions were reflected in weakness in our multi-manager strategies. The key multi-manager strategies recorded negative performance over the quarter, with the exception of those funds focused on market-neutral managers. In the twelve months to June, these strategies have generally been positive.
Our overall real estate investment performance in the year-to-date is very competitive with industry peers. The growth in our funds in the UK and Japan continues to be impressive. In particular, the UBS Triton Property Fund in the UK, now with a ten-year record, has grown assets by 45% in the past six months and 77% over the past year.

The fund has achieved top quartile performance over three-, five- and ten-year periods.

Initiatives and achievements

Global Investment Solutions initiative

We recently launched Global Investment Solutions (GIS) to target a select number of our 15-20 largest and most important clients around the world and offer them a broad range of competencies and innovative investment solutions. The effort is currently focused on Global Asset Management clients but will be rolled out to major clients of the other Business Groups. The initiative leverages traditional and alternative investment solutions into one integrated package. It includes asset / liability analysis and modeling, strategic and active asset allocation, on-site delivery of our risk management systems through secure web-based applications, and specifically tailored product development for each individual client. It can also involve the client sending employees from their organization to spend an extended internship with our investment and risk management teams. We believe GIS will help our clients to fully understand our processes, and help generate added value for both parties.

Results

Global Asset Management continues to perform well, with this quarter’s result the second best since 2000. Pre-tax profit was CHF 131 million in second quarter, down 9% from the record of CHF 144 million set in the prior quarter. The decrease was mainly attributable to lower performance fees compared to a strong first quarter 2004, declining seed capital revenues, and higher IT expenses.

Operating income

Operating income in second quarter 2004 was CHF 498 million, down 2% from CHF 507 million in first quarter. Institutional revenue, at CHF 264 million in second quarter 2004, decreased by CHF 16 million from first quarter, mainly due to lower performance fees in the core investment management business, which had record revenue in first quarter. Revenues in the alternative and quantitative investments business decreased slightly, as strong performance fees in the currency and rates strategies were offset by lower performance fees in the equity and multi-manager businesses, as well as declining seed capital gains. Wholesale Intermediary revenues were CHF 234 million in second quarter 2004, up CHF 7 million from CHF 227 million in first quarter. This reflected higher revenues in the real estate and fund administration businesses, as well as higher fee income due to the ongoing improvement in our asset mix.

Operating expenses

Operating expenses stood at CHF 367 million in second quarter 2004, marginally higher than CHF 363 million in first quarter. Personnel expenses and general and administrative expenses were unchanged from the levels of the prior quarter. At CHF 34 million, services from other business units in second quarter 2004 increased by CHF 2 million from a quarter earlier. This was mainly due to higher costs for IT services.

Headcount

Headcount was 2,604 on 30 June 2004, essentially unchanged from 2,600 on 31 March 2004.

Investment Bank
10 August 2004

Investment Bank

John P. Costas
Chairman and CEO,
Investment Bank

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).

[2]	Personnel expenses/income.

[3]	Operating expenses/income.

[4]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[5]	Historical cost of investments made, less divestments and impairments.

In second quarter 2004, the Investment Bank posted a pre-tax profit of CHF 923 million, down 8% from the same quarter last year. Revenues rose 5% compared to the same period a year earlier, driven by strong results from investment banking. Costs were affected by the civil penalty levied by the Federal Reserve Board relating to our banknote trading business and an increase in operational provisions. Pre-tax profit fell 45% from the record result reported in first quarter 2004, reflecting the increased general and administrative expenses, as well as reduced trading opportunities in less active markets.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Investment Banking	510	455	445	12	15	965	732
Equities	1,401	1,722	1,380	(19)	2	3,123	2,203
Fixed Income, Rates and Currencies	1,999	2,595	2,020	(23)	(1)	4,594	4,202
Private Equity	52	165	(57)	(68)		217	(132)

Income	3,962	4,937	3,788	(20)	5	8,899	7,005
Adjusted expected credit loss [1]	(4)	0	(15)		73	(4)	(33)

Total operating income	3,958	4,937	3,773	(20)	5	8,895	6,972

Personnel expenses	2,094	2,576	2,079	(19)	1	4,670	3,860
General and administrative expenses	755	514	538	47	40	1,269	1,000
Services to / from other business units	50	50	31	0	61	100	76
Depreciation	63	50	54	26	17	113	118
Amortization of goodwill and other intangible assets	73	73	69	0	6	146	139

Total operating expenses	3,035	3,263	2,771	(7)	10	6,298	5,193

Business Group performance before tax	923	1,674	1,002	(45)	(8)	2,597	1,779

Business Group performance before tax and amortization of goodwill and other intangible assets	996	1,747	1,071	(43)	(7)	2,743	1,918
KPIs
Compensation ratio (%) [2]	53	52	55			52	55

Cost / income ratio (%) [3]	76.6	66.1	73.2			70.8	74.1
Cost / income ratio before goodwill (%) [4]	74.8	64.6	71.3			69.1	72.1

Non-performing loans / gross loans (%)	0.6	0.8	1.2
Impaired loans / gross loans (%)	1.0	1.3	2.0
Average VaR (10-day 99%)	422	466	345	(9)	22

Private Equity
Value creation (CHF billion)	0.0	0.5	(0.1)	(100)		0.5	(0.2)
Investment (CHF billion) [5]	2.2	2.3	3.0	(4)	(27)
Portfolio fair value (CHF billion)	3.0	3.2	3.6	(6)	(17)

Additional information	Quarter ended			% change from		Year to date
As at or for the period ended	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Client assets (CHF billion)	142	152	129	(7)	10
Deferral (included in adjusted expected credit loss)	19	20	4	(5)	375	39	13
Regulatory equity allocated (average)	14,250	13,700	12,700	4	12
Headcount (full-time equivalents)	15,551	15,439	15,374	1	1

Key performance indicators

In second quarter 2004, the pre-goodwill cost / income ratio was 74.8%, 3.5 percentage points higher than in the same quarter a year earlier. The increase is attributable to higher general and administrative expenses due to the civil penalty of USD 100 million (CHF 128 million) levied by the Fed relating to our banknote trading business, and higher operational provisions. Without these factors, the ratio in second quarter 2004 would have been 6.3 percentage points lower.

The compensation ratio for second quarter 2004 fell by 2 percentage points from the same period last year to 53%, reflecting lower accruals for incentive-based compensation – which remained at roughly the same rate as first quarter. These accrual levels are driven by the revenue mix across business areas and are managed on a full-year cycle.

Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR) fell in second quarter 2004 to CHF 421.9 million from CHF 465.6 million in first quarter 2004. The gradual decrease in VaR over the quarter reflected a deliberate response to market uncertainty in the face of increased concerns about inflation, the spike in oil prices which reached their highest levels for 20 years in May 2004 and reduced market opportunities, particularly towards the end of the quarter.

At the end of second quarter, the Investment Bank’s outstanding loans were up CHF 10.1 billion from 31 March 2004, reflecting increased exposure in the short-term money market inter-bank business. The non-performing loans to gross loans ratio decreased from 0.8% to 0.6%. The impaired loans to gross loans ratio decreased from 1.3% to 1.0%.

Investment Bank
10 August 2004

The level of private equity investments decreased slightly to CHF 2.2 billion on 30 June 2004 from CHF 2.3 billion at the end of first quarter, as reductions from successful divestments and returns of capital were offset by the funding of commitments. The divestments, together with reductions in the valuations of other positions, reduced the fair value of the portfolio to CHF 3.0 billion from CHF 3.2 billion in first quarter 2004. Unfunded commitments fell 7% from first quarter to CHF 1.3 billion in second quarter 2004.

Initiatives and achievements

Corporate clients

The fee pool continued to recover in first half 2004, rising 19% from the same period a year earlier and remaining approximately in line with the previous quarter. According to Freeman data, we were ranked sixth with a 5.0% year-to-date market share, unchanged from the same period last year. In the US, we stood at seventh place with market share rising to 5.0% for first half 2004 from 4.7% in the same period last year. In the Europe, Middle East and Africa (EMEA) region, we stood at third place with 5.1% market share, down from 5.6% market share in first half 2003. In Asia Pacific, year-to-date market share increased to 5.0% from 4.6% for the same period last year, although our ranking fell to sixth from fourth place.

Institutional clients

According to the latest data released by a leading private industry survey, we kept our first place in the global ranking for secondary equity cash commissions for a ninth consecutive quarter. For a fourth consecutive year, we were voted best European brokerage firm for equity and equity-linked research, sales and trading in the Thomson Extel annual survey. In the same survey, our clients cited our client portal as the “best sell-side website”. Our strength in providing technology-based solutions to our clients was again underlined when we won the Euromoney technology award for the second year running. UBS was also top-ranked provider of global portfolio trading services, according to a Financial News survey.
We were recognized as a sector leader in Global Custodian’s annual prime brokerage survey, following our 2003 acquisition of ABN AMRO’s

US prime brokerage unit, which significantly strengthened our presence in that market.

Our research teams won a number of prestigious awards. For a second consecutive year, UBS topped an Institutional Investor magazine survey on the best research teams in Latin American securities. For a third year in a row, UBS was ranked number one in Institutional Investor’s 2004 All-Asia research survey.
For the second year running, the annual Euromoney FX poll named us the world’s top-ranked foreign exchange bank. According to the survey, we increased our leading market share by another percentage point, to 12.4%.

Significant deals

Mergers and acquisitions

Among the most significant transactions we advised on in the quarter were:
–	exclusive financial advisor to Wachovia, the large US financial services company, in its USD 14.3 billion stock-for-stock acquisition of South Trust Corporation
–	joint financial advisor to China Telecom Corporation Limited, the largest fixed-line telecom company in China, on its USD 8.2 billion acquisition of various telecom businesses in ten Chinese provinces
–	joint financial advisor to the Westfield Group, an Australian listed retail property group, on the USD 20 billion merger of its three entities (Westfield Trust, Westfield America Trust, and Westfield Holdings) to create the world’s largest listed property investment group.

Equity underwriting

After a strong first quarter IPO issuance conditions weakened in second quarter 2004, although secondary issue volumes improved. Important transactions in the second quarter included:
–	joint bookrunner on GBP 2.5 billion capital raising through share offering for The Royal Bank of Scotland
–	joint global coordinator and bookrunner on the USD 1.7 billion accelerated share offering for China Telecom
–	joint bookrunner on a USD 1.2 billion follow-on share offering for Accenture, a leading management consulting, technology services and outsourcing organization.

Fixed income underwriting

Debt underwriting volumes were 18% higher year-to-date compared to the same period a year earlier, according to Dealogic Bondware. Markets saw a pick-up in sovereign and senior bank debt issuance although corporate activity declined. Important transactions in this quarter included:
–	joint bookrunner on a EUR 3 billion five-year benchmark debt offering for CADES (Caisse d’Amortissement de la Dette Sociale), a public agency established to refinance the debt of the French social security system
–	joint lead arranger and bookrunner on USD 1.9 billion senior credit facilities and USD 0.9 billion senior subordinated bridge facility for Rockwood Specialties Group, a global specialty chemicals company
–	joint lead manager on a EUR 1.5 billion dual tranche subordinated debt issue for The Royal Bank of Scotland.

Results

In second quarter 2004, the Investment Bank posted a pre-tax profit of CHF 923 million, down 8% from the same quarter last year. Revenues rose on strong results in Investment Banking and the solid performance of the Fixed Income, Rates and Currencies (FIRC) and the Equities businesses. Compared to the record result reported in first quarter 2004, pre-tax profit fell 45%, reflecting flat market conditions in June and lower investor activity.

Operating income

Operating income in second quarter 2004 was CHF 3,962 million, up 5% from the same period a year earlier. Compared to the performance reported in the exceptionally favorable markets in first quarter, revenues decreased in all businesses except Investment Banking, driving operating income down 20%.

Investment Banking revenues, at CHF 510 million in second quarter 2004, were up 15% on the same period last year (12% higher than in first quarter 2004). The growth was driven by strong performance in the advisory business and syndicated finance as activity levels improved. The growth was slightly offset by falls in debt and equity underwriting. The business posted strong revenue increases in Asia Pacific and the Americas as clients took advantage of strategic opportunities and favorable financing markets in these regions.

Operating income from the Equities business stood at CHF 1,401 million in second quarter 2004, up 2% over the same period last year. This reflected increased client revenues in a slightly better environment than a year ago. Income was 19% lower than in first quarter 2004, as higher revenues from equity finance and equity issuance were offset by declines in secondary cash equities commissions, and proprietary trading revenues.
The FIRC business posted revenues of CHF 1,999 million in second quarter 2004, down 1% on the same quarter last year. Strong revenues from the rates business were offset by a decrease in FX/CCT revenues, and lower results in principal finance driven by a deterioration in market conditions as a result of rising interest rates. Credit default swaps hedging our loan exposures posted revenues of CHF 12 million, an improvement from negative CHF 343 million a year earlier.

Investment Bank
10 August 2004

FIRC revenues were 23% lower than the record results of first quarter 2004, principally reflecting lower market volumes in fixed income driven by rising interest rates at the end of the quarter and a lack of volatility.

Our Private equity business posted revenues of CHF 52 million in second quarter 2004, compared to negative CHF 57 million in the same period a year earlier. Improved market conditions allowed a number of successful divestments and a lower level of writedowns. In second quarter 2004, writedowns on the private equity portfolio were CHF 32 million, compared to CHF 58 million in second quarter 2003. The performance of our Private equity business remains dependent on our ability to capitalize on exit opportunities and on industry conditions for our underlying investments.

Operating expenses

Total operating expenses in second quarter 2004 were CHF 3,035 million, up 10% on the same period last year, reflecting an increase in general and administrative expenses.
Personnel expenses increased 1% in second quarter 2004 compared to the same period a year earlier, despite a 5% increase in revenues, reflecting a lower accrual rate for performance-related compensation. Compared to first quarter 2004, personnel expenses fell 19% as performance and incentive-based remuneration declined in line with revenues, driving total operating expenses down 7%.

General and administrative expenses rose 40% to CHF 755 million in second quarter 2004 from the same period last year. Whilst underlying running expenses were flat, operational risk costs including the penalty related to our banknote business and provisions covering an estimate for additional US withholding tax costs, pushed up this quarter’s general and administrative expenses. The provision for US withholding tax costs relates to gaps in our systems and processes which led to incomplete client tax documentation in some of our US operations. We are currently remediating the problems and reviewing the possible consequences in terms of retrospective tax payments, in close cooperation with the Internal Revenue Service. As with all other operational risk issues, and in accordance with the approach we set out on page 17 of this report, the provision we have established will be adjusted in future as analysis concludes. The 47% increase in general and administrative expenses over first quarter 2004 is attributable to the same factors.
Amortization of goodwill, at CHF 73 million, increased 6% in second quarter 2004 over the same period last year, following last year’s purchase of ABN AMRO’s prime brokerage business. Depreciation expense was CHF 63 million,

Technology transforms the global equities business

Expertise in harnessing technology to provide clients with top-quality advice and execution is an important ingredient in UBS’s success. At the same time, electronic channels bolster earnings by honing efficiency and freeing staff to concentrate on tasks that add greater value.

The Equities Client Portal, for example, a website that pulls together most of the equities business’s online products and services, attracts more than 7,500 client users every month. The portal offers such innovative tools as interactive valuation models and an option volatility monitor, as well as access to UBS’s proprietary convertible bond indices. Using the portal’s stock-screening facility, clients can sort through more than 3,000 companies by more than 170 criteria.

Clients can also take complete control of their orders using the UBS Equity Trader, a proprietary, web-based cash equity trading tool featuring instant monitoring of trade positions and average execution prices.

This is part of the UBS eExecution suite of connectivity options that enable authorized clients to transmit orders electronically to more than 85 stock exchanges globally, using the UBS equity-trading infrastructure.

The suite includes DMA (Direct Market Access). Using this popular online order-routing service, clients can trade directly on the stock exchange of their choice without the need for exchange membership.

up 17% on second quarter 2003 and 26% on first quarter 2004, reflecting increased IT equipment spending.

Headcount

Headcount, at 15,551 on 30 June 2004, rose by 112 or 1% from the end of first quarter 2004 and by 177 or 1% from the same period a year earlier. Headcount increased primarily in our logistics areas due to IT initiatives. Staffing levels are managed in line with business needs and market opportunities.

Using in-house developed technology tools such as KeyInvest and Equity Investor, intermediary clients – among them private banks and Wealth Management financial advisors – can also access structured products and derivatives. The tools provide them with education, research, news and pricing information for both structured products and the underlying equities. In addition, they allow UBS client advisors to tailor products online that match the needs and risk appetite of their clients.

Technology is also an integral part of sales management. Every month, more than 2,600 staff across the Equities and Fixed Income, Rates and Currencies businesses worldwide use RADAR (Rapid Access to Distribution and Research), a client relationship management application. RADAR logs all contact details, client interactions, feedback, marketing activities and revenue information, allowing the firm to analyze client profitability efficiently.

These capabilities have not gone unnoticed in the marketplace. In the prestigious Thomson Extel Survey 2004, UBS again placed first for both Pan-European Equity Sales and Trading & Execution, awards UBS has won every year since their inception in 2002. The awards reflect UBS’s success in applying technology to empower its clients and, in so doing, transform this sector of the financial industry.

Wealth Management USA
10 August 2004

Wealth Management USA

Mark B. Sutton
Chairman and CEO,
Wealth Management
USA

In second quarter 2004, Wealth Management USA’s pre-tax profit was CHF 16 million compared to a pre-tax profit of CHF 43 million in first quarter 2004. This reflects a decline in transactional revenue on lower client activity. Before acquisition costs, second quarter pre-tax profit fell 14% from first quarter to CHF 188 million. On the same basis and in US dollar terms, it was the second best quarterly result ever.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Private client revenues	1,222	1,306	1,391[1]	(6)	(12)	2,528	2,496[1]
Municipal finance revenues	100	86	124	16	(19)	186	246
Net goodwill funding	(47)	(46)	(58)	(2)	19	(93)	(119)

Income	1,275	1,346	1,457	(5)	(12)	2,621	2,623
Adjusted expected credit loss [2]	(1)	(3)	(3)	67	67	(4)	(5)

Total operating income	1,274	1,343	1,454	(5)	(12)	2,617	2,618

Personnel expenses [3]	878	926	903	(5)	(3)	1,804	1,770
General and administrative expenses	208	192	197	8	6	400	375
Services to / from other business units	78	85	108	(8)	(28)	163	218
Depreciation	16	20	17	(20)	(6)	36	34
Amortization of goodwill and other intangible assets	78	77	86	1	(9)	155	173

Total operating expenses	1,258	1,300	1,311	(3)	(4)	2,558	2,570

Business Group performance before tax	16	43	143	(63)	(89)	59	48

Business Group reporting excluding acquisition costs and significant financial events

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Total operating income	1,274	1,343	1,293[4]	(5)	(1)	2,617	2,457[4]
Add back: Net goodwill funding [5]	47	46	58	2	(19)	93	119

Operating income excluding acquisition costs	1,321	1,389	1,351	(5)	(2)	2,710	2,576

Total operating expenses	1,258	1,300	1,311	(3)	(4)	2,558	2,570
Retention payments	(47)	(52)	(67)	10	30	(99)	(134)
Amortization of goodwill and other intangible assets	(78)	(77)	(86)	(1)	9	(155)	(173)

Operating expenses excluding acquisition costs	1,133	1,171	1,158	(3)	(2)	2,304	2,263

Business Group performance before tax and acquisition costs	188	218	193	(14)	(3)	406	313

1  Includes significant financial event: Gain on disposal of Correspondent Services Corporation of CHF 161 million.  2  In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).  3  Includes retention payments in respect of the PaineWebber acquisition. There will be no further retention payments after the 2nd quarter of 2004.  4  Excludes significant financial event: Gain on disposal of Correspondent Services Corporation of CHF 161 million.  5  Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Wealth Management USA (continued)

	Quarter ended			% change from		Year to date
KPIs	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Invested assets (CHF billion)	652	663	622	(2)	5

Net new money (CHF billion) [1]	2.2	2.8	3.9			5.0	7.6
Interest and dividend income (CHF billion) [2]	3.6	3.8	3.8	(5)	(5)	7.4	7.8
Gross margin on invested assets (bps) [3]	78	83	98	(6)	(20)	81	89
Gross margin on invested assets excluding acquisition costs and SFEs (bps) [4]	80	86	91	(7)	(12)	84	87

Cost / income ratio (%) [5]	98.7	96.6	90.0			97.6	98.0
Cost / income ratio excluding acquisition costs and SFEs (%) [6]	85.7	84.1	85.5			84.9	87.7

Recurring fees [7]	523	518	455	1	15	1,041	909
Financial advisor productivity (CHF thousand)[8]	165	172	145	(4)	14	336	272

Additional information				% change from
As at	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Client assets (CHF billion)	696	711	658	(2)	6
Regulatory equity allocated (average)	5,250	5,250	5,750	0	(9)
Headcount (full-time equivalents)	17,087	17,095	18,011	0	(5)
Financial advisors (full-time equivalents)	7,360	7,451	8,284	(1)	(11)

1  Excludes interest and dividend income.  2  For purposes of comparison with US peers.  3  Income (annualized)/average invested assets.  4  Income (annualized), add back net goodwill funding and less significant financial events/average invested assets.  5  Operating expenses/income.  6  Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/income, add back net goodwill funding and less significant financial events.  7  Asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8  Private client revenues less significant financial events/average number of financial advisors.

Key performance indicators

Invested assets were CHF 652 billion on 30 June 2004, down 2% from CHF 663 billion on 31 March 2004. In US dollar terms, invested assets decreased 0.1% as net new money inflows were more than offset by market movements. Compared to second quarter a year earlier, invested assets have increased 13% in US dollar terms.

The inflow of net new money was CHF 2.2 billion in second quarter 2004, lower than CHF 2.8 billion in first quarter 2004. The decline in net new money was primarily related to outflows in liquid investments. Including interest and dividends, net new money in second quarter 2004 was CHF 5.8 billion, down from CHF 6.6 billion in first quarter 2004. Muted levels of investor confidence, particularly at the start of the quarter, continued to perceptibly affect the market. Although our inflow of net new money in second quarter fell from the first, our result still compares favorably to US peers, underlining the competitive strength of our private client business.

The gross margin on invested assets was 78 basis points in second quarter 2004, 5 basis

Wealth Management USA
10 August 2004

points lower than in first quarter 2004. Excluding acquisition costs (goodwill and intangible asset amortization, net goodwill funding costs and retention payments), the gross margin was 80 basis points, 6 basis points lower than in first quarter 2004. Client activity in second quarter 2004 was slower than in first quarter, with daily average trading volumes declining 10% from the particularly high first quarter levels.

The cost / income ratio before acquisition costs was 85.7% in second quarter 2004, up from the record low of 84.1% reported in first quarter 2004. The increase is primarily attributable to lower transactional revenues. The cost / income ratio before acquisition costs for first half 2004 was 2.8 percentage points lower than in the same period a year earlier, reflecting increased revenues and continued tight management of costs.

Recurring fees stood at CHF 523 million in second quarter 2004, up 1% from first quarter

2004. In US dollar terms, recurring fees again reached record levels in second quarter 2004. This reflected increased asset levels in fee-based accounts as USD 2.5 billion in net new assets flowed into managed account products.

Our financial advisors continue to be among the most productive in the industry. In second

Ultra high net worth clients in America

Some 100,000 Americans control investable assets of more than USD 10 million each, according to a UBS estimate. In total, these assets account for fully one-third of all assets controlled by individuals with more than USD 1 million to invest.

UBS has now moved to provide these ultra-wealthy individuals with the specialized services and advice they need. Our recently launched Private Wealth Management Group (PWMG) is aimed at clients with a minimum of USD 10 million to invest, although average account size is substantially larger.

With staff already on the ground in many major financial centers including New York, Chicago, and San Francisco, the PWMG plans to locate representatives at some 50 offices across the country by mid-2005. These staff will operate from existing offices and, to a large extent, will be recruited from the ranks of the business’s most experienced financial advisors.

As in all UBS’s wealth management businesses, advice stands at the center of the relationship with the client. The aim is to provide clients with a complete range of planning solutions both for specific issues and for their overall wealth situation.
It includes a consultancy service on managing concentrated stock positions – a challenge commonly faced by corporate quarter 2004, productivity per advisor declined to CHF 165,000 from CHF 172,000 in first quarter 2004, as transaction volumes fell.

Financial advisor productivity has improved 14% compared to second quarter 2003. Financial advisor headcount stood at 7,360 on 30 June 2004. The decline of 91 from 7,451 on 31 March 2004 reflects turnover primarily among trainees, less experienced and lower producing financial advisors. We continue to recruit talented and highly productive financial advisors and have resumed our trainee programs. Therefore, we expect renewed growth in our advisor force in coming quarters.

Results

Average daily trading volumes fell 10% in second quarter from the relatively strong first quarter, as investor activity slowed. The UBS Index of Investor Optimism declined for the first two months of the quarter, recovering only in the final month as investors expressed greater confidence in the economy and their personal investments.

Because our business is almost entirely conducted in US dollars, comparisons of results to prior periods are affected by movements of the US dollar against the Swiss franc. In second quarter 2004, the average US dollar-Swiss franc exchange rate remained practically unchanged from first quarter 2004, and had a minimal impact on quarter-on-quarter comparisons.
In second quarter 2004, pre-tax profit stood at CHF 16 million compared to a pre-tax profit of CHF 43 million in first quarter 2004. Before acquisition costs, pre-tax profit fell 14% to CHF 188 million in second quarter 2004 from CHF 218 million in first quarter on a deterioration in operating performance as transactional revenues executives and owner-entrepreneurs – as well as advice on developing long-range wealth transfer strategies, structures for philanthropy, lending and liability management, and effective trust and estate planning.

Based on this planning advice, experts work with financial advisors to create investment strategies designed to achieve the client’s long-term objectives. Services provided include comprehensive asset allo-

cation capabilities, as well as performance measurement.

This range of advice-driven capabilities reflects a growing trend in the US market for ultra high net worth individuals to concentrate their primary relationship on a single source of high-quality financial advice.
Although the PWMG offering is adapted to the conditions of the US market, its underlying philosophy is identical to that of the existing initiative for ultra high net worth clients of our Wealth Management business in Europe, Latin America, Asia Pacific and other regions. (See sidebar on page 24.)

Like its counterpart, the PWMG will take full advantage of solutions and expertise from all over UBS. In particular, the expertise of the Investment Bank and Global Asset Management businesses will be harnessed to meet the “quasi-institutional” needs of ultra high net worth individuals.

Wealth Management USA
10 August 2004

fell. Excluding the effect of currency fluctuations and before acquisition costs, pre-tax profit was also 14% lower than the record performance in USD achieved in first quarter 2004.

Operating income

Total operating income in second quarter 2004 was CHF 1,274 million. Before acquisition costs, it stood at CHF 1,321 million, 5% lower than in first quarter 2004. The decrease reflects weaker activity among private client investors, which was partially offset by increased lending revenues and a record volume of recurring fees. In addition, Municipal Finance income increased by 16% to CHF 100 million (USD 79 million) on improved secondary trading performance and new issue underwriting in a market where we retain our leading position.

Operating expenses

In second quarter 2004, total operating expenses were CHF 1,258 million, down 3% from first quarter 2004.
Personnel expenses fell 5% from first quarter 2004 to CHF 878 million in second quarter, reflecting lower performance-driven compensation and reduced retention payments. This is the last quarter for which retention expenses will be incurred.

Non-personnel expenses rose 2% to CHF 380 million in second quarter 2004. The increase reflects higher costs arising from strategic projects such as our ultra high net worth client initiative (see sidebar on page 42) and UBS Bank USA, as well as higher premises and legal expenditure.

Headcount

Headcount was 17,087 on 30 June 2004, 8 lower than on 31 March 2004. This is virtually unchanged from the end of first quarter 2004, as lower financial advisor headcount was offset by an increase in non-financial advisor staff.

Corporate Center
10 August 2004

Corporate Center

Clive Standish
CFO

Corporate Center reported a pre-tax profit of CHF 136 million in second quarter 2004, compared to a loss of CHF 150 million in first quarter 2004 and a loss of CHF 273 million in second quarter 2003.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income	410	299	190	37	116	709	400
Credit loss (expense) / recovery [1]	144	23	62	526	132	167	70

Total operating income	554	322	252	72	120	876	470

Personnel expenses	278	306	319	(9)	(13)	584	600
General and administrative expenses	305	348	375	(12)	(19)	653	646
Services to / from other business units	(391)	(405)	(400)	3	2	(796)	(797)
Depreciation	204	199	206	3	(1)	403	408
Amortization of goodwill and other intangible assets	22	24	25	(8)	(12)	46	51

Total operating expenses	418	472	525	(11)	(20)	890	908

Business Group performance before tax	136	(150)	(273)			(14)	(438)

Business Group performance before tax and amortization of goodwill and other intangible assets	158	(126)	(248)			32	(387)

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

Corporate Center
10 August 2004

Private Banks & GAM

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income	279	288	213	(3)	31	567	423
Adjusted expected credit loss [1]	0			0	0	0	(1)

Total operating income	279	288	213	(3)	31	567	422

Personnel expenses	108	105	98	3	10	213	185
General and administrative expenses	41	43	43	(5)	(5)	84	79
Services to / from other business units	3	3	2	0	50	6	4
Depreciation	5	5	7	0	(29)	10	14
Amortization of goodwill and other intangible assets	19	19	20	0	(5)	38	41

Total operating expenses	176	175	170	1	4	351	323

Business unit performance before tax	103	113	43	(9)	140	216	99

Business unit performance before tax and amortization of goodwill and other intangible assets	122	132	63	(8)	94	254	140
KPIs
Invested assets (CHF billion)	94	93	76	1	24
Net new money (CHF billion) [2]	2.5	6.4	1.2			8.9	1.8

Cost / income ratio (%) [3]	63.1	60.8	79.8			61.9	76.4
Cost / income ratio before goodwill (%) [4]	56.3	54.2	70.4			55.2	66.7

Additional information				% change from
As at	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Regulatory equity allocated (average)	700	700	700	0	0
Headcount (full-time equivalents)	1,623	1,647	1,673	(1)	(3)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).  2 Excludes interest and dividend income. 3 Operating expenses/income. 4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

Net new money inflow was CHF 2.5 billion compared to a record inflow of CHF 6.4 billion in first quarter 2004, again driven by GAM, which continues to attract strong net new money flows. GAM could not match the all-time record inflow of the first quarter as many of its multi-manager funds were capped to protect the interests of existing investors.

Invested assets on 30 June 2004 were CHF 94 billion, up from CHF 93 billion on 31 March

2004, due to the high net new money intake, offset by the strengthening of the Swiss franc against the euro and the US dollar.

Results

In second quarter 2004, Private Banks & GAM’s pre-tax profit was CHF 103 million, its second-best operating result ever, but down by 9% from the record level of CHF 113 million in first quarter. The decrease was driven by a slight decline in revenues reflecting lower client activity levels combined with a marginal increase in operating expenses from higher personnel expenses.

Total operating income, at CHF 279 million in second quarter 2004, decreased by CHF 9 million or 3% from first quarter 2004. The drop was due to lower transaction income reflecting a slowdown from the particularly strong client activity levels in first quarter. This was partially offset by higher asset-based and performance fees.
Operating expenses were CHF 176 million in second quarter 2004, up 1% from CHF 175 million in first quarter 2004. Personnel expenses, at CHF 108 million in second quarter 2004, increased by 3% from the previous quarter, due to higher performance-related accruals at GAM in line with revenue growth. The increase in personnel expenses was partially offset by lower general and administrative expenses which dropped 5% from CHF 43 million in first quarter 2004 to CHF 41 million during this quarter, reflecting lower expenses in various cost cate-

gories as a result of the tight management of our cost base.

Headcount

Headcount was 1,623 on 30 June 2004, down 24 from first quarter 2004 because of restructuring at the individual private banks. That effect was somewhat offset by ongoing new hiring at GAM reflecting the growth of its business.

Corporate Center
10 August 2004

Corporate Functions

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income	131			11	(23)	142	(23)
Credit loss (expense) / recovery [1]	144	23	62	526	132	167	71

Total operating income	275	34	39	709	605	309	48

Personnel expenses	170	201	221	(15)	(23)	371	415
General and administrative expenses	264	305	332	(13)	(20)	569	567
Services to / from other business units	(394)	(408)	(402)	3	2	(802)	(801)
Depreciation	199	194	199	3	0	393	394
Amortization of goodwill and other intangible assets	3	5	5	(40)	(40)	8	10

Total operating expenses	242	297	355	(19)	(32)	539	585

Business unit performance before tax	33	(263)	(316)			(230)	(537)

Business unit performance before tax and amortization of goodwill and other intangible assets	36	(258)	(311)			(222)	(527)

Additional information				% change from
As at	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Regulatory equity allocated (average)	7,200	7,700	8,800	(6)	(18)
Headcount (full-time equivalents)	3,551	3,548	3,488	0	2

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

Results

Corporate Functions recorded a pre-tax gain of CHF 33 million in second quarter 2004, compared to a pre-tax loss of CHF 316 million in the same quarter a year earlier.

Revenues

Total operating income rose to CHF 275 million in second quarter 2004, up by CHF 236 million from CHF 39 million in the same period a year earlier. The increase was mainly due to higher credit loss recoveries (discussed below), rising real estate revenues and a small unrealized gain related to cash flow hedging (for more details please refer to page 12 of this report). This increase was partly offset by lower interest income from our treasury activities, which reflected a generally lower interest rate environment and a drop in our invested equity as we continued to buy back shares. The impact of falling interest rates was somewhat offset by the diversification of our invested equity into currencies other than Swiss francs.

The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In second quarter 2004, UBS recorded a credit recovery of CHF 131 million, compared to a recovery of CHF 1 million in the same quarter a year earlier. In both quarters, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in the Corporate Functions of

CHF 144 million in second quarter 2004 and CHF 62 million in the same period a year earlier.

Expenses

Total operating expenses decreased to CHF 242 million in second quarter 2004, down from CHF 355 million a year earlier. Personnel expenses dropped 23% to CHF 170 million this quarter from CHF 221 million in second quarter 2003, mainly because of lower expenses for performance-related compensation. In the same period, general and administrative expenses fell to CHF 264 million from CHF 332 million a year earlier. This was mostly due to lower costs in the new ITI unit due to cost savings, and a drop in provisions for legal cases.

Headcount

Corporate Functions headcount was 3,551 on 30 June 2004, practically unchanged from 3,548 on 31 March 2004.

Financial Statements
10 August 2004

Financial Statements

Income Statement (unaudited)

		Quarter ended			% change from		Year to date
CHF million, except per share data	Notes	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Operating income
Interest income	3	9,958	9,741	10,644	2	(6)	19,699	20,276
Interest expense	3	(6,902)	(6,523)	(7,618)	6	(9)	(13,425)	(14,341)

Net interest income		3,056	3,218	3,026	(5)	1	6,274	5,935
Credit loss (expense) / recovery		131	3	1			134	(68)

Net interest income after credit loss expense		3,187	3,221	3,027	(1)	5	6,408	5,867

Net fee and commission income	4	4,841	5,005	4,313	(3)	12	9,846	8,139
Net trading income	3	1,177	1,785	1,318	(34)	(11)	2,962	2,539
Other income	5	279	284	323	(2)	(14)	563	204

Total operating income		9,484	10,295	8,981	(8)	6	19,779	16,749

Operating expenses
Personnel expenses	6	4,599	5,171	4,619	(11)	0	9,770	8,821
General and administrative expenses	7	1,743	1,507	1,600	16	9	3,250	2,997
Depreciation of property and equipment		322	303	328	6	(2)	625	661
Amortization of goodwill and other intangible assets		225	225	238	0	(5)	450	480

Total operating expenses		6,889	7,206	6,785	(4)	2	14,095	12,959

Operating profit before tax and minority interests		2,595	3,089	2,196	(16)	18	5,684	3,790

Tax expense		512	579	567	(12)	(10)	1,091	880

Net profit before minority interests		2,083	2,510	1,629	(17)	28	4,593	2,910

Minority interests		(109)	(87)	(92)	25	18	(196)	(164)

Net profit		1,974	2,423	1,537	(19)	28	4,397	2,746

Basic earnings per share (CHF)	8	1.85	2.25	1.35	(18)	37	4.11	2.40
Diluted earnings per share (CHF)	8	1.78	2.18	1.33	(18)	34	3.99	2.36

Balance Sheet (unaudited)

				% change from
CHF million	30.6.04	31.3.04	31.12.03	31.12.03

Assets
Cash and balances with central banks	6,543	3,433	3,584	83
Due from banks	38,868	29,830	31,740	22
Cash collateral on securities borrowed	234,006	243,501	213,932	9
Reverse repurchase agreements	362,286	330,560	320,499	13
Trading portfolio assets	355,652	350,190	341,013	4
Trading portfolio assets pledged as collateral	173,224	169,516	120,759	43
Positive replacement values	212,232	258,315	248,206	(14)
Loans	226,594	222,493	212,679	7
Financial investments	5,298	5,438	5,139	3
Accrued income and prepaid expenses	5,997	7,855	6,218	(4)
Investments in associates	1,871	1,718	1,616	16
Property and equipment	7,204	7,554	7,683	(6)
Goodwill and other intangible assets	11,619	11,616	11,529	1
Other assets	32,413	28,014	25,459	27

Total assets	1,673,807	1,670,033	1,550,056	8

Total subordinated assets	5,199	5,466	4,794	8

Liabilities
Due to banks	134,284	124,002	127,012	6
Cash collateral on securities lent	59,929	56,142	53,278	12
Repurchase agreements	457,249	429,506	415,863	10
Trading portfolio liabilities	174,417	169,153	143,957	21
Negative replacement values	216,661	272,738	254,768	(15)
Financial liabilities designated at fair value	48,399	39,313	35,286	37
Due to customers	358,078	359,362	346,633	3
Accrued expenses and deferred income	12,570	12,086	13,673	(8)
Debt issued	127,840	127,573	88,843	44
Other liabilities	44,669	37,950	31,360	42

Total liabilities	1,634,096	1,627,825	1,510,673	8

Minority interests	5,031	4,606	4,073	24

Shareholders’ equity
Share capital	900	948	946	(5)
Share premium account	7,159	7,175	6,935	3
Net gains / (losses) not recognized in the income statement, net of tax	(734)	(703)	(983)	25
Retained earnings	33,763	39,064	36,641	(8)
Equity classified as obligation to purchase own shares	(85)	(172)	(49)	(73)
Treasury shares	(6,323)	(8,710)	(8,180)	23

Total shareholders’ equity	34,680	37,602	35,310	(2)

Total liabilities, minority interests and shareholders’ equity	1,673,807	1,670,033	1,550,056	8

Total subordinated liabilities	8,692	9,050	9,301	(7)

Financial Statements
10 August 2004

Statement of Changes in Equity (unaudited)

CHF million
For the six month period ended	30.06.04	30.06.03

Issued and paid up share capital
Balance at the beginning of the period	946	1,005
Issue of share capital	1	1
Cancelation of second trading line treasury shares (2003 program)	(47)	0

Balance at the end of the period	900	1,006

Share premium
Balance at the beginning of the period, restated	6,935	12,641
Premium on shares issued and warrants exercised	128	68
Net premium / (discount) on treasury share and own equity derivative activity	94	(170)
Employee stock option plans	2	0

Balance at the end of the period	7,159	12,539

Net gains / (losses) not recognized in the income statement, net of taxes
Foreign currency translation
Balance at the beginning of the period	(1,644)	(849)
Movements during the period	36	103

Subtotal – balance at the end of the period	(1,608)	(746)

Net unrealized gains / (losses) on available for sale investments, net of taxes
Balance at the beginning of the period	805	946
Net unrealized gains / (losses) on available for sale investments	413	(155)
Impairment charges reclassified to the income statement	93	180
Gains reclassified to the income statement	(256)	(109)
Losses reclassified to the income statement	6	19

Subtotal – balance at the end of the period	1,061	881

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the period	(144)	(256)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	(24)	(33)
Net (gains) / losses reclassified to the income statement	(19)	(19)

Subtotal – balance at the end of the period	(187)	(308)

Balance at the end of the period	(734)	(173)

Retained earnings
Balance at the beginning of the period, restated	36,641	32,700
Net profit for the period	4,397	2,746
Dividends paid [1]	(2,806)	(2,298)
Cancelation of second trading line treasury shares (2003 program)	(4,469)	0

Balance at the end of the period	33,763	33,148

Equity classified as obligation to purchase own shares
Balance at the beginning of the period, restated	(49)	(104)
Net movements	(36)	49

Balance at the end of the period	(85)	(55)

Treasury shares, at cost
Balance at the beginning of the period	(8,180)	(7,131)
Acquisitions	(5,419)	(3,827)
Disposals	2,760	1,079
Cancelation of second trading line treasury shares (2003 program)	4,516	0

Balance at the end of the period	(6,323)	(9,879)

Total shareholders’ equity	34,680	36,586

1 A dividend of CHF 2.60 (2.00 as per 2003) per share was paid out on 20 April 2004.

Out of the total number of 73,105,822 treasury shares on 30 June 2004, 14,905,094 shares have been repurchased for cancelation. On 30 June 2004, a maximum of 4,994,944 shares can be issued against the exercise of options from former PaineWebber employee option plans.
The cancelation of second trading line treasury shares is now made against retained earnings. In prior periods it was made against the share premium account.

Statement of Cash Flows (unaudited)

CHF million
For the six month period ended	30.6.04	30.6.03

Cash flow from / (used in) operating activities
Net profit	4,397	2,746
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	625	661
Amortization of goodwill and other intangible assets	450	480
Credit loss expense / (recovery)	(134)	68
Equity in income of associates	(52)	(72)
Deferred tax expense / (benefit)	63	387
Net loss / (gain) from investing activities	(304)	(5)
Net loss / (gain) from financing activities	(97)	63
Net (increase) / decrease in operating assets:
Net due from / to banks	6,587	36,513
Reverse repurchase agreements and cash collateral on securities borrowed	(61,861)	(92,400)
Trading portfolio and net replacement values	(10,149)	(42,404)
Loans / due to customers	(2,336)	20,156
Accrued income, prepaid expenses and other assets	(6,730)	(1,690)
Net increase / (decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	48,037	65,398
Accrued expenses and other liabilities	20,241	5,175
Income taxes paid	(752)	(603)

Net cash flow from / (used in) operating activities	(2,015)	(5,527)

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(852)	(43)
Disposal of subsidiaries and associates	214	725
Purchase of property and equipment	(677)	(493)
Disposal of property and equipment	478	52
Net (investment in) / divestment of financial investments	428	1,300

Net cash flow from / (used in) investing activities	(409)	1,541

Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	22,494	14,813
Net movements in treasury shares and own equity derivative activity	(2,435)	(2,841)
Capital issuance	1	1
Dividends paid	(2,806)	(2,298)
Issuance of long-term debt, including financial liabilities designated at fair value	34,846	12,518
Repayment of long-term debt, including financial liabilities designated at fair value	(16,585)	(9,664)
Increase in minority interests	952	494
Dividend payments to / and purchase from minority interests	(207)	(243)

Net cash flow from / (used in) financing activities	36,260	12,780
Effects of exchange rate differences	955	483

Net increase / (decrease) in cash equivalents	34,791	9,277
Cash and cash equivalents, beginning of the period	73,356	82,344

Cash and cash equivalents, end of the period	108,147	91,621

Cash and cash equivalents comprise:
Cash and balances with central banks	6,543	5,231
Money market paper [1]	65,988	44,335
Due from banks maturing in less than three months	35,616	42,055

Total	108,147	91,621

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 11,095 million and CHF 7,051 million were pledged at 30 June 2004 and 30 June 2003, respectively.

Notes to the Financial Statements
10 August 2004

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 “Interim Financial Reporting”. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2003 and for the year then ended except for the changes set out below. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2003.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in Accounting Policies
Financial Instruments

On 1 January 2004, UBS adopted revised IAS 32 “Financial Instruments: Disclosure and Presentation” and revised IAS 39 “Financial Instruments: Recognition and Measurement” which were applied retrospectively to all financial instruments affected within the context of the two standards with the exception of the guidance relating to derecognition of financial assets and liabilities, which is applied prospectively. As a result of adopting the revised standards, UBS has restated prior period comparative information, as if the revised accounting standards had been in effect since the beginning of 2002, the earliest comparative prior period that will be presented with the audited Financial Statements to be included in the UBS Financial Report 2004.

Revised IAS 32 amends the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as underlying are recorded as liabilities, where at inception the present value of the obligation under the contract is debited against equity. The liability is subsequently accreted to the settlement amount using the effective interest rate method, thereby recording interest expense over the life of the contract. UBS currently has physically settled written put options linked to own shares that are now accounted for as liabilities. Liabilities of CHF 85 million at 30 June 2004, and CHF 49 million at 31 December 2003 were debited to shareholders’ equity due to written options. The impact on the income statement of all periods presented is insignificant. All other derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.
Revised IAS 32 provides that netting is permitted only if, in addition to all other netting conditions, normal settlement is intended to take place on a net basis. In general, that condition is not met for derivative instruments and therefore replacement values are now reported on a gross basis. Replacement values of CHF 165,050 million that were previously offset have been affected and are now reported gross in the 31 December 2003 balance sheet.
Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit and loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated derivative as a trading instrument. These instruments are now carried at fair value in their entirety with changes in fair value recorded in the income statement. The amounts are now included on the balance sheet within the line item Financial liabilities designated at fair value, with amounts of CHF 48,399 million at 30 June 2004 and CHF 35,286 million at 31 December 2003 being reported in that new line.

The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. Accordingly, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The provisions of this guidance were applied prospectively as of 1 January 2004.
The effect of restating the income statement due to the adoption of revised IAS 32 and 39 on the comparative prior periods is as follows: For the full years 2003 and 2002, net profit is reduced by CHF 82 million and CHF 24 million respectively. For the comparative second quarter of 2003, the effect on net profit was a reduction of CHF 35 million.

Investment properties

Effective 1 January 2004, UBS changed its accounting policy for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property are now recognized in the income statement, and depreciation expense is no longer recorded. Investment property is defined as property held exclusively to earn rental income and benefit from appreciation in value. Fair value of investment property is determined by appropriate valuation techniques employed in the real estate industry, taking into account the specific circumstances for each item.
This change required restatement of the 2002 and 2003 comparative financial years. The effects of the restatement were as follows: For the full year 2003, net profit was reduced by CHF 64 million and for the full year 2002 net profit was increased by CHF 19 million. For the comparative second quarter of 2003, the effect on net profit was a reduction of 67 million.

Credit risk losses incurred on OTC derivatives

Effective 1 January 2004, the method of accounting for credit risk losses incurred on over-the-counter (OTC) derivatives has been changed. All such credit risk losses are now reported in net trading income and are no longer reported in credit loss expense. This change did not affect net profit or earnings per share results. It did, however, affect segment reporting, as losses reported as credit loss expense were previously deferred over a three-year period in the Business Group segment reporting, whereas under the changed method of accounting, losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives are now reported as they are incurred. This change in accounting method affected to a minor extent certain balance sheet lines at 31 December 2003, which have been restated to conform to the current year presentation. The changed method of accounting had the following impact on the performance before tax of our Business Groups. In 2003, it reduced Wealth Management & Business Banking’s pre-tax performance by CHF 8 million. It raised the Investment Bank’s by CHF 37 million while Corporate Center’s fell by CHF 29 million. In 2002, the changed method lowered the Investment Bank’s pre-tax performance by CHF 28 million and raised Corporate Center’s by CHF 28 million. For the comparative second quarter of 2003, the effect on pre-tax performance was an increase of CHF 42 million at Investment Bank and a corresponding decrease at Corporate Center.

Acquisition of businesses

In second quarter 2004, UBS completed the acquisition of Laing & Cruickshank, a provider of wealth management services in the United Kingdom, and Scott Goodman Harris, an independent financial advisor in the United Kingdom, for an aggregate purchase price of CHF 386 million. The acquisitions were accounted for as business combinations. The aggregate purchase price has been tentatively allocated as follows: CHF 15 million to net tangible assets, CHF 110 million to identifiable intangible assets, and CHF 261 million to goodwill. The purchase price allocation will be finalized in the second half of 2004. Both acquisitions will benefit the operations of the Wealth Management business unit, to which all assets acquired and liabilities assumed have been allocated.

Notes to the Financial Statements
10 August 2004

Note 2 Reporting by Business Group

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. It shows how UBS is organized into five Business Groups, two of which are composed of two underlying business units. The management of the Wealth Management & Business Banking Business Group is responsible for the Wealth Management and the Business Banking units, whereas the management of Corporate Center is responsible for the Private Banks & GAM unit as well as for all Corporate Functions.

For the six months	Wealth Management &
ended 30 June 2004	Business Banking					Corporate Center
	Wealth	Business	Global Asset	Investment	Wealth Man-	Private Banks	Corporate
CHF million	Management	Banking CH	Management	Bank	agement USA	& GAM	Functions	UBS

Income	3,862	2,549	1,005	8,899	2,621	567	142	19,645
Credit loss (expense) / recovery	(1)	38	0	95	2	0	0	134

Total operating income	3,861	2,587	1,005	8,994	2,623	567	142	19,779

Personnel expenses	1,043	1,201	468	4,670	1,804	213	371	9,770
General and administrative expenses	292	518	118	1,269	400	84	569	3,250
Services to / from other business units	708	(241)	66	100	163	6	(802)	0
Depreciation	29	32	12	113	36	10	393	625
Amortization of goodwill and other intangible assets	37	0	66	146	155	38	8	450

Total operating expenses	2,109	1,510	730	6,298	2,558	351	539	14,095

Business Group performance before tax	1,752	1,077	275	2,696	65	216	(397)	5,684
Tax expense								1,091

Net profit before minority interests								4,593
Minority interests								(196)

Net profit								4,397

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss reported for each Business Group is the Expected credit loss on its portfolio, plus the deferral which is the difference between Credit loss expense and Expected credit loss, amortized over a three-year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth Management &
	Business Banking					Corporate Center
	Wealth	Business	Global Asset	Investment	Wealth Man-	Private Banks	Corporate
CHF million	Management	Banking CH	Management	Bank	agement USA	& GAM	Functions	UBS

Income	3,862	2,549	1,005	8,899	2,621	567	142	19,645
Adjusted expected credit loss	(4)	(21)	0	(4)	(4)	0	167	134

Total operating income	3,858	2,528	1,005	8,895	2,617	567	309	19,779

Personnel expenses	1,043	1,201	468	4,670	1,804	213	371	9,770
General and administrative expenses	292	518	118	1,269	400	84	569	3,250
Services to / from other business units	708	(241)	66	100	163	6	(802)	0
Depreciation	29	32	12	113	36	10	393	625
Amortization of goodwill and other intangible assets	37	0	66	146	155	38	8	450

Total operating expenses	2,109	1,510	730	6,298	2,558	351	539	14,095

Business Group performance before tax	1,749	1,018	275	2,597	59	216	(230)	5,684
Tax expense								1,091

Net profit before minority interests								4,593
Minority interests								(196)

Net profit								4,397

Note 2 Reporting by Business Group (continued)

For the six months	Wealth Management &
ended 30 June 2003	Business Banking					Corporate Center
	Wealth	Business	Global Asset	Investment	Wealth Man-	Private Banks	Corporate
CHF million	Management	Banking CH	Management	Bank	agement USA	& GAM	Functions	UBS

Income	3,307	2,667	815	7,005	2,623	423	(23)	16,817
Credit loss (expense) / recovery	(1)	5	0	(69)	(3)	0	0	(68)

Total operating income	3,306	2,672	815	6,936	2,620	423	(23)	16,749

Personnel expenses	970	1,232	389	3,860	1,770	185	415	8,821
General and administrative expenses	297	556	123	1,000	375	79	567	2,997
Services to / from other business units	764	(341)	80	76	218	4	(801)	0
Depreciation	44	46	11	118	34	14	394	661
Amortization of goodwill and other intangible assets	38	0	79	139	173	41	10	480

Total operating expenses	2,113	1,493	682	5,193	2,570	323	585	12,959

Business Group performance before tax	1,193	1,179	133	1,743	50	100	(608)	3,790
Tax expense								880

Net profit before minority interests								2,910
Minority interests								(164)

Net profit								2,746

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss reported for each Business Group is the Expected credit loss on its portfolio, plus the deferral which is the difference between Credit loss expense and Expected credit loss, amortized over a three-year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth Management &
	Business Banking					Corporate Center
	Wealth	Business	Global Asset	Investment	Wealth Man-	Private Banks	Corporate
CHF million	Management	Banking CH	Management	Bank	agement USA	& GAM	Functions	UBS

Income	3,307	2,667	815	7,005	2,623	423	(23)	16,817
Adjusted expected credit loss	(4)	(96)	0	(33)	(5)	(1)	71	(68)

Total operating income	3,303	2,571	815	6,972	2,618	422	48	16,749

Personnel expenses	970	1,232	389	3,860	1,770	185	415	8,821
General and administrative expenses	297	556	123	1,000	375	79	567	2,997
Services to / from other business units	764	(341)	80	76	218	4	(801)	0
Depreciation	44	46	11	118	34	14	394	661
Amortization of goodwill and other intangible assets	38	0	79	139	173	41	10	480

Total operating expenses	2,113	1,493	682	5,193	2,570	323	585	12,959

Business Group performance before tax	1,190	1,078	133	1,779	48	99	(537)	3,790
Tax expense								880

Net profit before minority interests								2,910
Minority interests								(164)

Net profit								2,746

Notes to the Financial Statements
10 August 2004

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Net interest income	3,056	3,218	3,026	(5)	1	6,274	5,935
Net trading income	1,177	1,785	1,318	(34)	(11)	2,962	2,539

Total net interest and trading income	4,233	5,003	4,344	(15)	(3)	9,236	8,474

Breakdown by business activity

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Net income from interest margin products	1,290	1,265	1,292	2	0	2,555	2,577

Equities	696	946	703	(26)	(1)	1,642	1,022
Fixed income	1,619	2,151	1,782	(25)	(9)	3,770	3,742
Foreign exchange	422	414	413	2	2	836	770
Other	72	89	99	(19)	(27)	161	170

Net income from trading activities	2,809	3,600	2,997	(22)	(6)	6,409	5,704

Net income from treasury activities	373	310	340	20	10	683	738

Other [1]	(239)	(172)	(285)	(39)	16	(411)	(545)

Total net interest and trading income	4,233	5,003	4,344	(15)	(3)	9,236	8,474

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Note 3 Net Interest and Trading Income (continued)

Net interest income 1

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Interest income
Interest earned on loans and advances	2,124	2,733	2,822	(22)	(25)	4,857	5,394
Interest earned on securities borrowed and reverse repurchase agreements	2,806	2,274	2,861	23	(2)	5,080	5,705
Interest and dividend income from financial investments	25	21	22	19	14	46	47
Interest and dividend income from trading portfolio	5,003	4,713	4,939	6	1	9,716	9,130

Total	9,958	9,741	10,644	2	(6)	19,699	20,276

Interest expense
Interest on amounts due to banks and customers	1,270	1,187	1,160	7	9	2,457	2,352
Interest on securities lent and repurchase agreements	2,641	2,141	2,631	23	0	4,782	5,113
Interest and dividend expense from trading portfolio	2,072	2,315	2,927	(10)	(30)	4,387	5,120
Interest on financial liabilities designated at fair value	432	275	167	57	159	707	304
Interest on debt issued	487	605	733	(20)	(43)	1,092	1,452

Total	6,902	6,523	7,618	6	(9)	13,425	14,341

Net interest income	3,056	3,218	3,026	(5)	1	6,274	5,935

Net trading income 1

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Equities	585	701	635	(17)	(8)	1,286	821
Fixed income [2]	47	546	207	(91)	(77)	593	786
Foreign exchange and other	545	538	476	1	14	1,083	932

Net trading income	1,177	1,785	1,318	(34)	(11)	2,962	2,539

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment). 2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF 288 million for the quarter ended 30 June 2004, CHF (385) million for the quarter ended 31 March 2004, and CHF (175) million for the quarter ended 30 June 2003 related to financial liabilities designated as held at fair value through profit and loss. For the six months ended 30 June 2004 and 2003, the respective amounts are CHF (97) million and CHF (63) million.

For the second quarter 2004, CHF 271 million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 17 million were attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to financial liabilities designated as held at fair value.

Notes to the Financial Statements
10 August 2004

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Equity underwriting fees	338	397	399	(15)	(15)	735	536
Bond underwriting fees	288	314	255	(8)	13	602	555

Total underwriting fees	626	711	654	(12)	(4)	1,337	1,091

Corporate finance fees	273	200	153	37	78	473	267
Brokerage fees	1,434	1,768	1,419	(19)	1	3,202	2,648
Investment fund fees	1,158	1,131	931	2	24	2,289	1,813
Fiduciary fees	54	54	62	0	(13)	108	125
Custodian fees	328	314	305	4	8	642	584
Portfolio and other management and advisory fees	1,154	1,122	911	3	27	2,276	1,812
Insurance-related and other fees	88	65	89	35	(1)	153	192

Total securities trading and investment activity fees	5,115	5,365	4,524	(5)	13	10,480	8,532

Credit-related fees and commissions	70	65	53	8	32	135	115
Commission income from other services	249	240	275	4	(9)	489	535

Total fee and commission income	5,434	5,670	4,852	(4)	12	11,104	9,182

Brokerage fees paid	343	427	356	(20)	(4)	770	690
Other	250	238	183	5	37	488	353

Total fee and commission expense	593	665	539	(11)	10	1,258	1,043

Net fee and commission income	4,841	5,005	4,313	(3)	12	9,846	8,139

Note 5 Other Income

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Gains / (losses) from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	0	0	164		(100)	0	164
Investments in associates	0	0	1		(100)	0	1

Total	0	0	165		(100)	0	165

Financial investments available for sale
Net gain from disposal of:
Private equity investments	166	239	20	(31)	730	405	83
Other financial investments	4	10	81	(60)	(95)	14	86
Impairment charges on private equity investments and other financial investments	(46)	(69)	(89)	33	48	(115)	(329)

Total	124	180	12	(31)	933	304	(160)

Net income from investments in property	19	18	23	6	(17)	37	39
Equity in income of associates	44	8	62	450	(29)	52	72
Gains / (losses) from investment properties	0	0	(35)		100	0	(35)
Other	92	78	96	18	(4)	170	123

Total other income	279	284	323	(2)	(14)	563	204

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Salaries and bonuses	3,693	4,236	3,606	(13)	2	7,929	6,873
Contractors	133	129	139	3	(4)	262	273
Insurance and social contributions	261	291	224	(10)	17	552	440
Contribution to retirement plans	173	177	196	(2)	(12)	350	399
Other personnel expenses	339	338	454	0	(25)	677	836

Total personnel expenses	4,599	5,171	4,619	(11)	0	9,770	8,821

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date
CHF million	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Occupancy	304	350	371	(13)	(18)	654	675
Rent and maintenance of machines and equipment	167	171	169	(2)	(1)	338	343
Telecommunications and postage	201	199	219	1	(8)	400	438
Administration	114	144	151	(21)	(25)	258	294
Marketing and public relations	108	111	104	(3)	4	219	193
Travel and entertainment	150	136	126	10	19	286	244
Professional fees	163	137	147	19	11	300	256
IT and other sourcing	228	215	198	6	15	443	396
Other	308	44	115	600	168	352	158

Total general and administrative expenses	1,743	1,507	1,600	16	9	3,250	2,997

Notes to the Financial Statements
10 August 2004

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date
Basic earnings (CHF million)	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Net profit	1,974	2,423	1,537	(19)	28	4,397	2,746

	Quarter ended			% change from		Year to date
Diluted earnings (CHF million)	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Net profit	1,974	2,423	1,537	(19)	28	4,397	2,746
Less: Profit on equity derivative contracts	(21)	(3)	0	(5)	(3)

Net profit for diluted EPS	1,953	2,420	1,537	(19)	27	4,392	2,743

	Quarter ended			% change from		Year to date
Weighted average shares outstanding	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Weighted average shares outstanding	1,066,106,956	1,076,148,650	1,136,530,546	(1)	(6)	1,070,634,826	1,144,464,960
Potentially dilutive ordinary shares resulting from options and warrants outstanding	33,140,335	33,652,562	19,428,459	(2)	71	31,434,940	17,185,460

Weighted average shares outstanding for diluted EPS	1,099,247,291	1,109,801,212	1,155,959,005	(1)	(5)	1,102,069,766	1,161,650,420

	Quarter ended			% change from		Year to date
Earnings per share (CHF)	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Basic	1.85	2.25	1.35	(18)	37	4.11	2.40
Diluted	1.78	2.18	1.33	(18)	34	3.99	2.36

	As at			% change from
Shares outstanding	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Total ordinary shares issued	1,125,400,202	1,184,421,495	1,258,031,067	(5)	(11)
Second trading line treasury shares 2002 first program	0	0	67,700,000
2002 second program	0	0	8,270,080
2003 program	0	59,482,000	11,270,000
2004 program	14,905,094	0	0
Other treasury shares	58,200,728	50,360,853	52,538,668	16	11

Total treasury shares	73,105,822	109,842,853	139,778,748	(33)	(48)

Shares outstanding	1,052,294,380	1,074,578,642	1,118,252,319	(2)	(6)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year to date
	30.6.04	31.3.04	30.6.03	30.6.04	31.3.04	30.6.03	30.6.04	30.6.03

1 USD	1.25	1.27	1.35	1.27	1.26	1.34	1.26	1.35
1 EUR	1.52	1.56	1.56	1.53	1.57	1.54	1.55	1.51
1 GBP	2.27	2.34	2.24	2.29	2.33	2.18	2.31	2.18
100 JPY	1.15	1.21	1.13	1.15	1.19	1.12	1.17	1.13

Note 10 Post Balance Sheet Event

Motor-Columbus

On 1 July 2004 UBS acquired from RWE, a German utilities company, its 20% ownership interest in Motor-Columbus AG (Motor-Columbus) for a cash consideration of approximately CHF 377 million. Together with the 35.6% interest already owned, UBS now holds a 55.6% majority interest in Motor-Columbus. Concurrent with the acquisition of the 20% stake in Motor-Columbus, UBS acquired RWE’s 1.23% direct interest in Aare-Tessin AG für Elektrizität (Atel), a subsidiary of Motor-Columbus, which was subsequently sold to Atel. Motor-Colum-bus is a Swiss holding company whose most significant asset is a 59.2% ownership interest in Atel, a Swiss group engaged in the production, distribution and trading of electricity. In complying with the Swiss takeover code, UBS made an unconditional tender offer to the minority shareholders of Atel to acquire their shares at a price of CHF 1,208 per share. The tender offer period expires on 11 August 2004. UBS has received written notification from a number of significant minority shareholders that they will not tender their Atel shares. Accordingly, the number of additional Atel shares tendered to UBS in the offer period is expected to be minimal.
UBS will consolidate Motor-Columbus, which includes Atel and its subsidiaries, as of 1 July 2004 using the purchase method of accounting. During the first six months of 2004, Atel had consolidated sales of CHF 3,450 million and shareholders’ equity of CHF 1,895 million at 30 June 2004, both unaudited. In 2003, Motor-Columbus had operating income of approximately CHF 5.4 billion and assets of approximately CHF 6.4 billion at 31 December 2003.

Giubergia

On 9 July 2004 UBS announced the acquisition of the minority stake in Giubergia UBS SIM, an Italian brokerage company, from Ersel, the partner in Giubergia UBS. The purchase price is subject to a formula set out in the joint venture agreement with Ersel, and is currently estimated to be approximately EUR 30 million calculated by reference to the entities’ projected results for the three years ending 31 December 2004. The transaction is subject to regulatory approval.

UBS Registered Shares
10 August 2004

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

UBS share price

Note: For current share price refer to: www.ubs.com/quotes

Cautionary statement regarding
forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher / Copyright: UBS AG, Switzerland.
Language: English. SAP-No. 80834E-0403

UBS AG

P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
	By:	/s/ Robert Dinerstein
		Name:	Robert Dinerstein
		Title:	Managing Director

	By:	/s/ Per Dyrvik
		Name:	Per Dyrvik
Date: August 13, 2004		Title:	Managing Director